SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

PETROCHINA COMPANY LIMITED

16 Andelu, Dongcheng District
Beijing, The People’s Republic of China, 100011
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☑ Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐ No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    )

     PetroChina Company Limited (the “Registrant”) is furnishing under the cover of Form 6-K, the Registrant’s circular with respect to, among other things, its proposed acquisition of certain overseas assets from one of its affiliates.

     This circular contains estimates of reserves, developed reserves and undeveloped reserves of crude oil and natural gas, and other related data, based on reports by DeGolyer and MacNaughton and Gaffney, Cline & Associates, independent engineering consultants. While “proved” reserves have been estimated in accordance with the definitions contained in Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission, “proved plus probable” estimates are based on the March 1997 reserves definitions jointly promulgated by the Society of Petroleum Engineers/World Petroleum Congress/American Association of Petroleum Geologists and are therefore not presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures About Oil and Gas Producing Activities”. The process of estimating quantities of crude oil and natural gas reserves is complex, requiring significant subjective decisions in the evaluation of available geological, engineering and economic data. Accordingly, reserve estimates and related data are inherently imprecise, and their reliability is dependent upon many factors, assumptions and variables involved in estimating reserves, many of which are beyond our control and which may prove to be incorrect over time. As a consequence, results of drilling, testing and production subsequent to the date of these estimates and related data may require substantial upward or downward revisions. Furthermore, these estimates do not necessarily reflect the expectations of real revenues from these reserves, nor their present or fair market value.

     In addition, this circular contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the Registrant’s plan to complete the proposed acquisition and transfer by December, 2005 and February 2006, respectively;

•	the anticipated effects of the proposed transactions, including:

-	increasing the Registrant’s reserves and production in a cost effective manner;

-	enabling the Registrant to become an international oil and gas company with significant overseas oil and natural gas assets;

-	creating synergies for the Registrant’s international operations ; and

-	improving the Registrant’s financial performance and realizing optimal shareholder value; and

•	the Registrant’s other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

•	fluctuations in crude oil and natural gas prices;

•	failure to achieve continued exploration success;

•	failure or delay in achieving production from development projects;

•	change in demand for competing fuels in the target market;

•	continued availability of capital and financing;

•	general economic, market and business conditions;

•	changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business and in which the assets to be acquired are located; and

•	other factors beyond the Registrant’s control.

     We do not intend to update or otherwise revise the forward-looking statements in this circular, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this circular might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: June 30, 2005	By:	/s/ Li Huaiqi

	Name:	Li Huaiqi
	Title:	Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PetroChina Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONNECTED TRANSACTIONS
AND CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to PetroChina Company Limited

Citigroup Global Markets Asia Limited

Independent financial adviser to the Independent Board Committee

ABN AMRO Asia Corporate Finance Limited

A letter from the Independent Board Committee is set out on page 42 of this circular. A letter from ABN AMRO, the independent financial advisor, containing its advice to the Independent Board Committee is set out on pages 43 to 64 of this circular.

An extraordinary general meeting of PetroChina Company Limited is to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People’s Republic of China (Post Code 100016) at 9 : 00 a.m. on 16 August 2005. A copy of the notice convening such extraordinary general meeting, is set out on pages 87 to 89 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the form of proxy, despatched together with this circular, in accordance with the instructions printed thereon as soon as possible to the registered office of PetroChina Company Limited at World Tower, 16 Andelu, Dongcheng District, Beijing, PRC in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.

30 June 2005

— i —

DEFINITIONS

     In this circular, the following expressions have the following meanings unless the context requires otherwise:

“ABN AMRO”	ABN AMRO Asia Corporate Finance Limited, a corporation licensed to carry out types 1 and 6 regulated activities under the Securities and Futures Ordinance and the independent financial adviser to the Independent Board Committee in respect of the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps

“Acquisition”	the acquisition of 50% of the interest in Newco by the Company by way of new capital contribution to Newco on the terms and subject to the conditions of the Acquisition Agreement, as more particularly set out in this Circular

“Acquisition Agreement”	the capital contribution agreement entered into between CNODC, Central Asia, Newco and the Company on 9 June 2005, relating to the Acquisition, details of which are set out in this Circular

“Articles of Association”	the articles of association of the Company

“associates”	has the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors of the Company, including the independent non-executive Directors

“Business(es)”	the assets and businesses which are set out in paragraph 6B in this Circular and are currently held by CNODC through Newco or otherwise (other than those in the Specified Areas)

“Central Asia”	[Chinese Characters] (Central Asia Petroleum Company Limited*), a limited liability company established under the laws of the PRC, the entire interest of which is indirectly beneficially owned by CNODC

“Circular”	this circular issued by the Company to its shareholders dated 30 June 2005 in respect of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps

“CNODC”	[Chinese Characters] (China National Oil and Gas Exploration and Development Corporation*), a state-owned enterprise incorporated under the laws of the PRC, the entire interest of which is owned by CNPC

“CNODC Holding”	CNODC International Holding Limited, a company incorporated under the laws of the British Virgin Islands, the entire issued share capital of which is owned by Newco

DEFINITIONS

“CNPC”	[Chinese Characters] (China National Petroleum Corporation*), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, holding 90% of the issued share capital of the Company

“CNPC Group”	CNPC and its subsidiaries, associates and affiliates (before or after the completion of the Transactions, as the case may be) excluding the Group

“CNPC Hong Kong”	CNPC (Hong Kong) Limited, a company whose shares are listed on the main board of the Stock Exchange and approximately 53.85% of its issued share capital is owned by CNPC, and is a connected person of the Company

“CPFC”	[Chinese Characters] (China Petroleum Finance Company Limited*)

“Company”	[Chinese Characters] (PetroChina Company Limited), a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the Company Law of PRC, and listed on the Stock Exchange with American Depository Shares listed on the New York Stock Exchange

“Comprehensive Agreement”	the comprehensive products and services agreement dated 10 March 2000 entered into between CNPC and the Company regarding the provision by the Group to the CNPC Group and by the CNPC Group to the Group, of a range of products and services from time to time, effective as of 5 November 1999

“Director(s)”	the director(s) of the Company

“Domestic Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“EGM”	an extraordinary general meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People’s Republic of China on 16 August 2005 at 9 : 00 a.m. to approve, inter alia, the Acquisition, the Acquisition Agreement, the Transfer, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps

“Enlarged Group”	the Group after the completion of the Transactions

“Group”	the Company and its subsidiaries

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

DEFINITIONS

“Independent Board Committee”	the independent committee of the Board, comprising Messrs. Chee-Chen Tung, Liu Hong Ru and Franco Bernabeè, established on 9 June 2005 for the purpose of reviewing and advising Independent Shareholders in respect of the Acquisition, the Acquisition Agreement, the Transfer, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps

“Independent Shareholders”	the shareholders of the Company other than CNPC and its associates

“Latest Practicable Date”	23 June 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contain herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Newco”	[Chinese Characters] (Zhong You Kan Tan Kai Fa Company Limited*), a company established under the laws of the PRC on 14 March 2005 with limited liability

“Newco Group”	Newco and its subsidiaries

“PetroChina International”	PetroChina International Ltd., a company incorporated under the laws of the British Virgin Islands, which is currently a direct wholly owned subsidiary of the Company

“PetroChina International Group”	PetroChina International and its subsidiaries

“Post Valuation Period”	the period between 1 January 2005 and completion of the Acquisition Agreement or the completion of the Transfer Agreement, as the case may be

“PRC” or “China”	the People’s Republic of China

“Proposed Caps”	the proposed maximum annual aggregate values of the continuing connected transactions of the Company as set out in paragraph 7E of this Circular

“Prospective Continuing CT”	the additional continuing connected transactions involving Newco and the entities in which Newco has direct or indirect interest arising as a result of the completion of the Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	the holder(s) of shares of the Company

“South Oil”	[Chinese Characters] (South Oil Exploration and Development Co., Ltd.*), a limited liability company established in the PRC, the entire equity interest of which is beneficially held by CNODC

DEFINITIONS

“Specified Areas”	Sudan, Syria, Iran, Myanmar and Iraq or any one of the aforesaid countries

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supplemental Comprehensive Agreement”	the supplemental comprehensive products and services agreement dated 9 June 2005 entered into between the Company and CNPC in relation to the amendments of the Comprehensive Agreement, which is more particularly set out in this Circular

“subsidiaries”	has the meaning ascribed to it in the Listing Rules

“Transactions”	the Acquisition and the Transfer

“Total Consideration”	an aggregate amount of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429) payable by the Company to Newco for the acquisition of 50% interest in Newco

“Transfer”	the transfer of the entire issued share capital of PetroChina International from the Company to Newco

“Transfer Agreement”	the equity transfer agreement entered into between the Company and Newco dated 9 June 2005, relating to the Transfer

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

     For the purpose of this Circular, unless otherwise indicated, the exchange rates at HK$1.00 = RMB1.05 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged.

* For identification purpose only.

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors	Legal address
Chen Geng (Chairman)	World Tower, 16 Andelu
Jiang Jie Min	Dongcheng District
Ren Chuan Jun	Beijing 100011
Su Shu Lin	People’s Republic of China
Zheng Hu
Zhou Ji Ping
Duan Wen De
Gong Hua Zhang
Wang Fu Cheng
Zou Hai Feng
Chee-Chen Tung*
Liu Hong Ru*
Franco Bernabè*

*	Independent non-executive Director

To the Shareholders	30 June 2005

Dear Sir or Madam,

CONNECTED TRANSACTIONS
AND CONTINUING CONNECTED TRANSACTIONS

1. INTRODUCTION

     On 9 June 2005, the Directors announced that the Company entered into the Acquisition Agreement, the Transfer Agreement and the Supplemental Comprehensive Agreement.

     A. Acquisition Agreement

     Pursuant to the Acquisition Agreement, the Company has agreed to acquire a 50% interest in Newco at the Total Consideration of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429). Currently CNODC and Central Asia own 95% and 5% interests respectively in the registered capital of Newco. Upon completion of the Acquisition Agreement, CNODC will acquire a 5% interest in Newco from Central Asia and the

LETTER FROM THE BOARD

Company will pay the Total Consideration to Newco so that immediately following completion of the Acquisition Agreement, Newco will be owned as to 50% by the Company and 50% by CNODC.

B. Transfer Agreement

     Pursuant to the Transfer Agreement, the Company has agreed to transfer and Newco has agreed to purchase, simultaneously with or after completion of the Acquisition Agreement, the entire issued share capital of PetroChina International on the terms and subject to the conditions of the Transfer Agreement. The total consideration for the Transfer payable by Newco to the Company is RMB579,355,000 (equivalent to approximately HK$551,766,667).

     After completion of the Acquisition Agreement and the Transfer Agreement, CNODC intends to transfer its 50% interest in Newco to CNPC at nil consideration and the Company agrees to waive its right of first refusal in respect of such transfer.

C. Supplemental Comprehensive Agreement

     Certain transactions carried on by Newco and its subsidiaries will become continuing connected transactions for the Company following completion of the Transactions. Under such circumstances, the Company and CNPC entered into the Supplemental Comprehensive Agreement.

D. Connected transactions

     CNPC is the controlling shareholder of the Company, and is thus a connected person of the Company. CNODC and Newco, both of which are currently wholly owned subsidiaries of CNPC, are also associates of CNPC. Therefore, the entering into of the Acquisition Agreement and the Transfer Agreement constitute connected transactions for the Company under the Listing Rules. Moreover, the Prospective Continuing CT constitute continuing connected transactions for the Company under the Listing Rules. Thus, the entering into of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the carrying on of the Prospective Continuing CT and the Proposed Caps are subject to approval by the Independent Shareholders at the EGM by way of poll.

E. Independent Shareholders’ approval and independent financial adviser

     The Independent Board Committee has been appointed by the Board to consider the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

     ABN AMRO has been retained as the independent financial adviser to advise the Independent Board Committee as to whether the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are fair and reasonable so far as the Independent shareholders are concerned.

F. Financial adviser

     Citigroup Global Markets Asia Limited is the financial adviser to the Company in respect to the Acquisition, the Transfer and the Prospective Continuing CT.

LETTER FROM THE BOARD

2. THE ACQUISITION

     A. Date of the Acquisition Agreement

     9 June 2005.

     B. The Acquisition

     Pursuant to the Acquisition Agreement, the Company has agreed to acquire a 50% interest in Newco at the Total Consideration. Currently, CNODC and Central Asia own 95% and 5% interests respectively in the registered capital of Newco. Upon completion of the Acquisition Agreement, CNODC will acquire a 5% interest in Newco from Central Asia and the Company will pay the Total Consideration to Newco so that immediately following completion of the Acquisition Agreement, Newco will be owned as to 50% by the Company and 50% by CNODC. The Total Consideration is to be paid to Newco rather than to CNODC because the Company is acquiring interest in Newco by way of capital contribution to Newco rather than purchasing existing interest from CNODC.

     C. Business of Newco

     Newco’s principal activities are the exploration, development and production of oil and gas.

     For more details of the Businesses, please refer to paragraph 6B of this Circular.

     D. Corporate structure

     Before the Acquisition, Newco is owned as to 95% by CNODC and 5% by Central Asia. As at the Latest Practicable Date, CNODC is interested in the Businesses either through Newco or otherwise. To the extent that any of such Businesses are not already owned by Newco or its subsidiaries, CNODC has agreed that it will use its best endeavours to transfer the entire Businesses to Newco or its subsidiaries at nil consideration for the purpose of satisfying one of the conditions to completion of the Acquisition Agreement as set out in paragraph 2G below. The parties have agreed to use their respective best endeavours to procure such transfers of the Businesses to Newco or its subsidiaries on or before 10 December 2005.

LETTER FROM THE BOARD

     The following two diagrams set out the simplified group structures of Newco as at the (a) Latest Practicable Date; and (b) the date immediately after the transfer of the 5% interest in Newco from Central Asia to CNODC and the completion of the Acquisition Agreement.

(a)	Simplified group structure of CNPC Group and the Company as at the Latest Practicable Date

LETTER FROM THE BOARD

(b)	Simplified group structure of CNPC Group and the Company immediately after the transfer of the 5% interest in Newco from Central Asia to CNODC and the completion of the Acquisition Agreement

Notes:

1.	This refers to other businesses in which CNODC are interested in, which include businesses in the Specified Areas and businesses which do not meet the Company’s selection criteria for acquisition including without limitation the scale of the business and asset, the geographic location of the business and the internal rate of return of the acquisition and the growth potential of the business and asset.

2.	This refers to the existing businesses of the Company including PetroChina International Group.

     Upon completion of the Acquisition Agreement, Newco will become a subsidiary of the Company.

E. Consideration

     The Acquisition was negotiated and entered into on an arm’s length basis and on normal commercial terms. The Total Consideration of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429) consisting of US$2.5 billion, based on exchange rates between RMB and US$ as published by the People’s Bank of China on 31 December 2004 plus RMB50,000,000, is payable by the Company for the Acquisition. The Total Consideration is determined by reference to a valuation of the Businesses. The asset valuation is based on production from Newco’s existing reserves and was done in terms of US dollars and the reference date of the valuation was 31 December 2004. Therefore, in order to eliminate any impact on the valuation which may be created by exchange rate fluctuation, the parties to the Acquisition Agreement have agreed to use the RMB/US$ exchange rate as at 31 December 2004.

LETTER FROM THE BOARD

     Out of the Total Consideration, RMB50,000,000 (equivalent to approximately HK$47,619,048) will be contributed to Newco as new registered capital and the remaining RMB20,691,250,000 (equivalent to approximately HK$19,705,952,381) will be treated as capital reserves of Newco.

     The Total Consideration has been determined by reference to a valuation of US$2.5 billion for the 100% interest in Newco’s equity. The Total Consideration was determined following extensive due diligence and was derived by the estimated net present values of the assets to be included in Newco. The estimated values were derived from the production, operating costs and capital expenditures provided by internationally recognized technical consultants following detailed discussions with CNODC. A summary of the relevant technical consultants report is contained in Appendix I of this Circular. The Total Consideration did not include any profit forecasts of the Company and was solely dependent on the technical data provided by the technical consultants.

     Adjustments to the assets valuation were made to reflect the corporate overhead and the individual tax regimes of the countries where the assets are located which were not captured by the asset operation costs and capital expenditure. The corporate overhead costs were determined using historical costs as a benchmark and relate to the specific corporate functions and costs incurred by the Newco’s head office, such as treasury services, accounting, senior management costs, etc., but which were not captured in the asset specific operating and capital expenditure costs provided by the technical consultants. The assumptions used to determine the corporate adjustments were historical figures of the Businesses and were agreed between the Company and CNODC. The Total Consideration represents the cash consideration paid by the Company after taxation, net debt and corporate adjustments. The aforesaid adjustment has already been made and it has been reflected in the Total Consideration. For the avoidance of doubt, no further adjustment will be made to the Total Consideration.

     The Total Consideration will be paid on the completion date of the Acquisition by the payment of cash in RMB. The Total Consideration will be funded by the Group’s internal resources.

     The Board is of the view that the Total Consideration payable by the Company for the Acquisition and the other terms of the Acquisition are fair and reasonable and that the Acquisition is in the best interests of the Company and its shareholders taken as a whole.

F. Effective Date of the Acquisition Agreement

     The Acquisition Agreement will become effective upon the obtaining of the necessary corporate internal authorisations and approvals in relation to the signing and the performance of the Acquisition Agreement by each party to the Acquisition Agreement, which includes but not limited to the obtaining of the approval by the Independent Shareholders in respect of the transactions contemplated by the Acquisition Agreement.

     After the Acquisition Agreement has become effective and before completion of the Acquisition Agreement, the Company shall have the right to appoint two observers to Newco. The two observers shall have the right to obtain information relating to the operation of Newco. CNODC and Newco shall provide documents relating to the operations of Newco to the observers. Following completion of the Acquisition Agreement, the Company shall be entitled to nominate 4 directors to the board of directors of Newco.

LETTER FROM THE BOARD

     G. Conditions precedent

     Completion of the Acquisition Agreement is conditional on the satisfaction or waiver of, among other things, the following matters:

1.	the completion of all transfer procedures (including without limitation, the obtaining of all necessary approvals from the PRC’s and overseas’ authorities, the completion of the necessary filing procedures and obtaining the necessary third party consents) for the transfer of the entire Businesses by CNODC and/or its subsidiaries to Newco and/or its subsidiaries;

2.	obtaining necessary approvals from the relevant regulatory authorities and consents from third parties in relation to the Acquisition;

3.	the valuation report (prepared in accordance with PRC laws) in respect of Newco and/or the entire Businesses being acknowledged by CNODC and the Company and the completion of the necessary filing procedure in respect of such report;

4.	the Independent Shareholders approving the transactions contemplated by the Acquisition Agreement at a lawfully convened general meeting of the Company; and

5.	the representations and warranties given by CNODC as contained in the Acquisition Agreement remaining true and accurate until completion of the Acquisition Agreement.

     The conditions in paragraphs 1 and 5 above may be jointly waived by the parties to the Acquisition Agreement. If the condition in paragraph 1 above is to be waived, it is intended that only the completion of filing procedures could be subject to waiver.

     The Company acknowledges that in some jurisdictions, certain procedural formalities, such as the filing of documents with the relevant government authorities, may have to be done before the transfer of the relevant part of the Businesses can be regarded as completed although all approvals and consents, whether from government or third parties, have already been obtained for the transfer of such Businesses. In this connection, CNODC and the Company agree that as long as both CNODC and the Company are of the view that there are no legal impediments to the completion of such procedural formalities, the parties to the Acquisition Agreement will proceed to the completion of the Acquisition Agreement as if those procedural formalities have been completed. In these circumstances, CNODC shall complete such procedural formalities as soon as possible. For the avoidance of doubt, the existence of outstanding procedural formalities as aforesaid shall not affect the amount of Total Consideration payable by the Company for the Acquisition.

     The parties to the Acquisition Agreement shall use all reasonable endeavours to procure the completion of the Acquisition Agreement not later than 30 December 2005.

     As at the Latest Practicable Date, none of the conditions set out in this paragraph 2G have been fulfilled or waived and no progress on obtaining the necessary approvals and consents has been made since 9 June 2005, the date of the announcement. As far as the Company is aware, CNODC is in the process of obtaining the necessary approvals referred to in paragraph 1 above and such approvals will be obtained before completion of the Acquisition Agreement.

LETTER FROM THE BOARD

H. Provisions for Post Valuation Period

     The Total Consideration is determined based on the valuation of the Businesses and the date of such valuation was 31 December 2004. When determining the Total Consideration, the operation of the Businesses from 1 January 2005 has been taken into account. Therefore, the parties to the Acquisition Agreement have agreed, among other things, the following provisions to govern the matters occurred or to be occurred during the period between 1 January 2005 and completion of the Acquisition Agreement:

1.	Any change in the assets and liabilities of Newco during the Post Valuation Period shall not affect the Total Consideration to be paid by the Company under the Acquisition Agreement. All revenues, expenses and profits received or incurred during the Post Valuation Period shall belong to the Businesses and Newco Group.

2.	Any expense paid and revenue received by CNODC on behalf of the Businesses during the Post Valuation Period, including but not limited to shareholders’ loan during the Post Valuation Period, loan, increase in capital, current account during the Post Valuation Period, sales and profit, etc. shall be determined on the date of completion of the Acquisition. Within 30 days after the date of completion of the Acquisition, such amount of expense and revenue shall be reviewed by recognised auditors, and upon confirmation by the Company, Newco and CNODC, such amount shall be settled in cash by CNODC and Newco. Such recognized auditors will be appointed after the completion of the Acquisition Agreement, if required.

3.	Unless with the consent of the Company, apart from the Businesses, Newco shall not acquire any other assets or liabilities during the Post Valuation Period.

I. Completion

     On completion, which is expected to take place on or before 30 December 2005, CNODC will acquire a 5% interest in Newco from Central Asia and the Company will pay the Total Consideration in cash to Newco. For more details of the Total Consideration and its payment, please refer to paragraph 2E above.

     After completion of the Acquisition Agreement, Newco will also procure the convening of a shareholders’ meeting of Newco to approve:

1.	the appointment of directors of Newco; and

2.	the adoption of the new articles of association of Newco.

     Following completion of the Acquisition Agreement, Newco shall have seven directors, of which four shall be nominated by the Company and three shall be nominated by CNODC.

J. Non Competition and Right of First Refusal

     After completion of the Acquisition Agreement, CNODC has undertaken that, except in the Specified Areas, it and its subsidiaries shall not compete with Newco Group in respect of the exploration, development, production, pipeline and refining businesses of crude oil and natural gas in areas outside the PRC.

LETTER FROM THE BOARD

     After completion of the Acquisition Agreement and on the condition that the applicable laws and regulations and provisions of any agreement entered into by CNODC or its subsidiaries are not contravened, Newco shall, after the Company becomes its shareholder, have (a) the priority right to require CNODC or its subsidiaries to sell to Newco; or (b) a priority right to purchase from CNODC or its subsidiaries the following:

1.	any assets (other than the Businesses and those assets which are located in the Specified Areas) owned by CNODC or its subsidiaries relating to the exploration, development, production, pipeline and refining businesses of crude oil and natural gas in areas outside the PRC; or

2.	any assets owned by CNODC or its subsidiaries relating to the exploration, development, production, pipeline and refining businesses of crude oil and natural gas outside the PRC which, upon the agreement between the Company and CNODC, cease to be classified as assets within the Specified Areas due to any change in the scope of Specified Areas.

     The Specified Areas are the areas which are currently subject to sanction by the United States of America. However, if in the future, any of the Specified Areas cease to be sanctioned by the United States of America, the Company will have the priority right to acquire the assets in those areas.

     Upon the Acquisition Agreement taking effect and until the completion of the Acquisition Agreement, CNODC shall, on the condition that the terms of any agreement are not contravened, upon the obtaining of any new information relating to projects on the exploration, development, production, pipeline and refining businesses of crude oil and natural gas and as soon as it has any intention to enter into any transaction of substance, promptly disclose such information to the Company.

     Currently, the Company does not have any firm commitment to acquire any other specific businesses or assets of CNODC apart from the Businesses. The Company will consider, from time to time, whether any acquisition is to be made based on the following selection criteria, including but not limited to, the scale of the business and asset, the geographic location of the business and the internal rate of return of the acquisition and the growth potential of the business and asset.

K. Others

     Any tax or expense in relation to the transfer of Businesses by CNODC and/or its subsidiaries to Newco and/or its subsidiaries shall be paid by CNODC and Newco in accordance to the applicable laws and regulations.

LETTER FROM THE BOARD

3. THE TRANSFER

A. Date of the Transfer Agreement

     9 June 2005.

B. The Transfer

     Pursuant to the Transfer Agreement, the Company has agreed to transfer and Newco has agreed to purchase, simultaneously with or after the completion of the Acquisition Agreement, the entire issued share capital of PetroChina International at a total consideration of RMB579,355,000 (equivalent to approximately HK$551,766,667).

C. Business of PetroChina International

     PetroChina International is mainly engaged in the exploration and production of oil and gas in Indonesia through the indirect ownership of participating interests in seven blocks in Indonesia.

     For details of the businesses of PetroChina International, please refer to paragraph 5B of this Circular.

D. Corporate structure

     Before the Transfer, PetroChina International is a direct wholly owned subsidiary of the Company. After the Transfer, PetroChina International will become a wholly owned subsidiary of Newco. Since Newco will be a subsidiary of the Company, following the completion of the Acquisition Agreement, PetroChina International will become an indirect non-wholly owned subsidiary of the Company upon completion of the Transfer.

     After completion of the Acquisition Agreement and the Transfer Agreement, CNODC intends to transfer its 50% interest in Newco to CNPC at nil consideration and the Company agrees to waive its right of first refusal, in respect of such transfer.

LETTER FROM THE BOARD

     The following two diagrams set out the simplified group structure of Newco immediately after (a) the completion of both the Acquisition and the Transfer; and (b) completion of the Transactions and the transfer of the 50% interest in Newco by CNODC to CNPC.

(a)	Simplified group structure of Newco immediately after the Acquisition and the Transfer

(b)	Simplified group structure of Newco immediately after the completion of the Transactions and the transfer of the 50% interest in Newco by CNODC to CNPC

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Notes:

1.	This refers to other businesses which CNODC are interested in, which include businesses in the Specified Areas and businesses which do not meet the Company’s selection criteria for acquisition including without limitation the scale of the business and asset, the geographic location of the business and the internal rate of return of the acquisition and the growth potential of the business and asset.

2.	This refers to the existing businesses of the Company excluding PetroChina International Group.

E. Consideration

     The Transfer was negotiated and entered into on an arm’s length basis and on normal commercial terms. The total purchase price for the entire issued share capital of PetroChina International is RMB579,355,000 which is equivalent to US$70,000,000, based on exchange rates between RMB and US$ as published by the People’s Bank of China on 31 December 2004 (equivalent to approximately HK$551,766,667).

     The total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) has been determined by reference to a valuation for the 100% interest in PetroChina International’s equity. Such purchase price was determined following extensive due diligence and was derived by the estimated net present values of the assets to be included in Newco. The estimated values were derived from the production, operating costs and capital expenditures provided by internationally recognized technical consultants following detailed discussions with the Company. A summary of the relevant technical consultants report is contained in Appendix II of this Circular. Adjustments to the asset valuation for the Indonesia reserves were made to reflect the corporate overhead and the individual tax regime of Indonesia where the assets are located, which were not captured by the forecast asset operation costs and capital expenditure. The corporate overhead costs were determined using historical costs as a benchmark and relate to the specific corporate functions and costs incurred by the Company’s head office, such as treasury services, accounting, senior management costs, etc., but which were not captured in the asset specific operating and capital expenditure costs provided by the technical consultants. The assumptions used to determine the corporate adjustments were historical figures of PetroChina International Group and were agreed between the Company and CNODC.

     The total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) shall be satisfied on the completion date of the Transfer by the payment of cash in RMB. The Board is of the view that the price for the Transfer and the other terms of the Transfer Agreement are fair and reasonable and that the Transfer is in the best interest of the Company and the Shareholders taken as a whole.

F. Effective Date of the Transfer Agreement

     The Transfer Agreement will become effective upon the obtaining of the necessary corporate internal authorisations and approvals in relation to the signing and the performance of the Transfer Agreement by each party to the Transfer Agreement, which includes but not limited to the obtaining of the approval by the Independent Shareholders in respect to the transactions contemplated by the Transfer Agreement.

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G.	Conditions precedent

     Completion of the Transfer Agreement is conditional on the satisfaction or waiver of, among other things, the following matters:

1.	the signing of the Acquisition Agreement and completion of the same;

2.	the obtaining of all necessary approvals from the relevant regulatory authorities and consents from third parties in relation to the Transfer;

3.	the valuation report (prepared in accordance with PRC laws) of PetroChina International being acknowledged by the Company and Newco and the completion of the necessary filing procedure in respect of such report;

4.	the Independent Shareholders approving the transactions contemplated in the Transfer Agreement at a lawfully convened general meeting of the Company; and

5.	the representations and warranties given by the Company as contained in the Transfer Agreement remaining true and accurate until completion of the Transfer Agreement.

     The condition in paragraph 5 above may be jointly waived by the parties to the Transfer Agreement.

     The parties to the Transfer Agreement shall use all reasonable endeavours to procure the completion of the Transfer Agreement not later than 28 February 2006.

     The approvals required for the Transfer may include approvals from third parties and/or any applicable government authorities. The Company will apply for such approvals (if needed) in due course and all such approvals will be obtained before completion of the Transfer Agreement. As at the Latest Practicable Date, none of the conditions set out in this paragraph 3G have been fulfilled or waived and no progress on obtaining the necessary approvals and consents has been made since 9 June 2005, the date of the announcement.

H.	Provisions for Post Valuation Period

     Any change in the assets and liabilities of PetroChina International Group during the Post Valuation Period shall not affect the consideration to be paid by Newco under the Transfer Agreement. All revenues, expenses and profits received or incurred during the Post Valuation Period shall belong to PetroChina International Group.

     Any expense paid and revenue received by the Company on behalf of PetroChina International Group during the Post Valuation Period, including but not limited to shareholders’ loan during the Post Valuation Period, loan, increase in capital, current account during the Post Valuation Period, sales and profit, etc. shall be determined on the date of completion of the Transfer. Within 30 days after the date of completion of the Transfer, such amount of expense and revenue shall be reviewed by recognised auditors, and upon confirmation by the Company, Newco and PetroChina International, such amount shall be settled in cash by the Company and PetroChina International. Such recognized auditors will be appointed after the completion of the Transfer Agreement if required.

LETTER FROM THE BOARD

I.	Completion

     On completion, which is expected to take place on or before 28 February 2006, the entire issued share capital of PetroChina International will be transferred to Newco and Newco will pay the total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) to the Company in cash.

4.	REASONS FOR THE TRANSACTIONS

     The Board believes that the Transactions represent a new and important opportunity for the Company to enhance its reserve and production profiles, promote business development and improve financial performance through the sustained growth of Newco’s overseas business.

     As a result of the Transactions, it is anticipated that the Company can achieve the following:

•	Increase reserves and production in a cost effective manner and provide a new platform for growth.

•	Internationalise the Company’s operations.

•	Create synergies between PetroChina International and CNODC by injecting the Indonesian assets of the Company into Newco.

•	Improve the Company’s financial performance and pave the way for realising optimal shareholder value for the long term.

A.	Increase reserves and production in a cost effective manner and provide a new platform for growth

     The Transactions will achieve the strategic objective of increasing the Company’s reserves and production. The table below sets out selected reserves/production data of the Company, the Businesses and the Group after completion of the Acquisition Agreement on a consolidated basis:

		The	The		%
		Company[1]	Businesses[1]	Combined[1]	increase[2]
Reserves
Crude Oil	million barrels, as of 31/12/04	10,940.5	706.2	11,646.7	6.46%
Natural Gas	billion cubic feet, as of 31/12/04	44,553.6	516.0	45,069.6	1.16%
Total Oil Equivalent	million barrels of oil equivalent, as of 31/12/04	18,366.1	792.2	19,158.3	4.31%

Production
Crude Oil	million barrels, 2004	780.2	43.6	823.8	5.59%
Natural Gas	billion cubic feet, 2004	1,027.0	47.6	1,074.6	4.64%
Total Oil Equivalent	million barrels of oil equivalent, 2004	951.7	51.5	1,003.2	5.41%

Note 1 : Proven reserves and related production

Note 2 : The Company is entitled to 50% of the reserve and production of the Business.

LETTER FROM THE BOARD

     The assets to be acquired in the Transactions are mainly assets at the growth or development stage. In particular, the assets in Kazakhstan and the exploration projects in Chad and Niger have the potential for long-term growth. With the support of Newco in terms of management and sufficient funding, these assets may have the potential in attaining substantial growth for the Company and strengthening the Company’s upstream exploration and production capability in its overseas businesses.

B.	Internationalize the Company’s operations

     The Company currently only has limited exploration and production assets outside the PRC, with the Indonesian assets accounting for the Company’s only international oil and gas assets outside the PRC. The Acquisition will facilitate the Company’s strategic objective of becoming a more internationalised oil company with significant oil and gas assets both onshore and offshore as well as in both the PRC and international markets.

     The Transactions provide the opportunity to significantly increase the Company’s level of international reserves and production. It will provide ownership of multiple assets in 10 new countries of operation, Kazakhstan, Peru and Venezuela represent almost 90% of the net asset value of the assets. Ownership of these assets can serve as a footprint for growth in the specific countries:

•	Knowledge of production sharing contract/license terms and application process

•	Knowledge of operating environment and geology

•	Well-placed for optimal knowledge of growth/acquisition opportunities

     The acquisition of a 50% interest in Newco will increase the consolidated international reserves for the Company from 88.5 million barrels of oil equivalent to 866 million barrels of oil equivalent in 2004, an increase of 879% and increase the consolidated international production for the Company from 11.9 thousand barrels of oil equivalent per day to 149.2 thousand barrels of oil equivalent per day in 2004, an increase of 1,151%.

     More significantly, Newco will provide a new platform for the Company on acquisitions of international oil and gas assets. By making use of Newco’s international operational experience, the Company can seek for acquisition targets in a more aggressive and effective manner which will facilitate the development of a significant international asset base.

C.	Create synergies between PetroChina International and CNODC by injecting Indonesian assets of the Company into Newco

     Prior to the Transactions, the Company and Newco were operating their overseas businesses independently. The Transactions will create a uniform overseas business development platform for the Company. Newco’s management has significant experience of managing exploration and production assets in the countries of operation that positions Newco well for future development. Newco should also be expected to provide synergies and to benefit from improved operating efficiencies by sharing and transferring management expertise, particularly in reducing the relative cost of managing different international businesses independently. Following the Transactions, Newco will become a subsidiary of the Company, which will give Newco stronger financial and other corporate resources to support and facilitate international business development.

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D.	Improve the Company’s financial performance and pave the way for realizing optimal shareholder value for the long term

     The Transactions should enhance the Company’s financial performance and pave the way for realizing optimal shareholder value in the long term.

5.	INFORMATION ON THE GROUP

A.	Information on the Company

     The Company, one of the largest companies in the PRC in terms of sales, is engaged in a broad range of petroleum and natural gas-related activities, including:

(a)	the exploration, development, production and sale of crude oil and natural gas;

(b)	the refining, transportation, storage and marketing of crude oil and petroleum products;

(c)	the production and sale of basic petrochemical products, derivative petrochemical products and other chemical products; and

(d)	the transmission of natural gas, crude oil and refined products, and the sale of natural gas.

B.	Information on PetroChina International

     PetroChina International is mainly engaged in the exploration and production of oil and gas in Indonesia through the indirect ownership of participating interests in seven blocks in Indonesia.

     Currently, the Company, through PetroChina International, owns participating interests in seven blocks in Indonesia: the Bangko, Jabung, Selat Panjang and South Jambi “B” production sharing contracts in Sumatra and the Kepala Burung (Salawati Basin) and Salawati Kepala Burung (Salawati Island) production sharing contracts in Irian Jaya and Tuban in Java which is operated under the terms of a joint operation body.

     The fields in the Kepala Burung (Salawati Basin) and Salawati Kepala Burung (Salawati Island) production sharing contracts have been in production since 1973 and 1992 respectively.

     Details of the Indonesia production sharing contracts in the various blocks are described as follows:

(a)	Bangko Production Sharing Contract — Located in western south Sumatra and operated by the Company. There are no reserves reported.

(b)	Jabung Block Production Sharing Contract — Located in eastern south Sumatra and operated by the Company. Net proven reserves stand at 13.9 million barrels of oil and condensate, 27.0 million barrels of liquefied petroleum gas (LPG) and 209.3 billion cubic feet of gas.

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(c)	Salawati Basin — Located in West Papua along the western edge of the island on Irian Jaya and operated by the Company. It has been producing since 1973 and has produced 326 million barrels of oil. Production sharing contract is also currently producing 16.2 million cubic feet per day of gas and 360 barrels per day of condensate. Net proved reserves of 3.05 million barrels of oil and condensate, 0.02 million barrels of liquefied petroleum gas (LPG) and 0.287 billion cubic feet of gas.

(d)	Salawati Island — Located on the Salawati Island offshore to the west of Irian Jaya and operated by the Company. Net proved reserves of 0.606 million barrels of oil and condensate.

(e)	Selat Panjang Production Sharing Contract — Located in eastern Central Sumatra and is 926 km2. The production sharing contract is still under development.

(f)	South Jambi “B” Block Production Sharing Contract — Located south and west of the city of Jambi in south Sumatra and operated by ConocoPhillips. Net proved reserves are 44.6 billion cubic feet of gas.

(g)	Tuban Joint Operation Body — Located in Java and operated by Pertamina — PetroChina. Two fields have been discovered; Mudi field and Sukowati. Net proved reserves stand at 1.5 million barrels of oil and condensate.

     Total net proved reverses in Indonesia stand at 19 million barrels of oil and condensate, 27 million barrels of liquefied petroleum gas (LPG) and 254 billion cubic feet of gas.

C.	Financial Information on PetroChina International

     Set out below are certain financial information extracted from the audited financial statements of PetroChina International as of 31 December 2004, and for the years ended 31 December, 2003 and 2004, prepared in accordance with International Financial Reporting Standards.

As of
31 December
2004
RMB’million
Non-current assets	3,836
Current assets	525

Total assets	4,361

Non-current liabilities	2,511
Current liabilities	1,384

Total liabilities	3,895

Total assets less total liabilities	466

Shareholder’s equity	466

LETTER FROM THE BOARD

	Year ended	Year ended
	31 December	31 December
	2003	2004
	RMB’million	RMB’million
Profit before income tax expense	289	247
Income tax expense	(46)	(98)

Net profit	243	149

     No gain or losses will be recognised in the consolidated income statement of the Company from the Transfer.

     Following completion of the Transfer Agreement, PetroChina International will be consolidated into the accounts of Newco and will become a subsidiary of Newco under the Listing Rules. Newco will also be consolidated into the accounts of the Company following completion of the Acquisition Agreement because the Company will have control over Newco. Upon completion of the Acquisition Agreement, the Company shall have the right to appoint 4 out of 7 members of the board of directors of Newco and the articles of association of Newco will provide that all significant matters of the board of directors of Newco shall be approved by the majority members of the board.

     Therefore, PetroChina International will also be consolidated into the accounts of the Company after the Transactions and will thus remain a subsidiary of the Company under the Listing Rules.

6.	INFORMATION ON CNPC, CNODC, CENTRAL ASIA, NEWCO AND THE BUSINESSES

A.	Information on CNPC, CNODC, Central Asia and Newco

Information on CNPC

     CNPC is a state-owned enterprise whose business operations cover a broad spectrum of upstream and downstream activities, domestic marketing and international trade, technical services, and equipment manufacturing and supply. CNPC owns 90% of the Company and 100% of CNODC.

     CNPC is a major producer and supplier of refined oil products and petrochemicals. CNPC is also involved in the provision of operational services and technical support in such areas as geophysical prospecting, well drilling, logging, well testing, downhole operations, oilfield surface facilities construction, pipeline construction, refining and petrochemical projects, and manufacturing and supply of petroleum equipment.

Information on CNODC

     CNODC is a wholly owned subsidiary of CNPC. CNODC was set up by the Ministry of Oil Industry and its primary operations are in oil and gas production and development. Besides, it also owns two refineries, a petrochemical plant and a number of pipeline assets.

LETTER FROM THE BOARD

Information on Central Asia

     Central Asia is a limited liability company established in the PRC and is an indirect wholly owned subsidiary of CNODC.

Information on Newco

     Newco is 95% owned by CNODC and 5% owned by Central Asia.

     Upon completion of the Acquisition Agreement, Newco’s operations will include oil and gas production assets in Algeria, Kazakhstan, Azerbaijan, Ecuador, Peru, Venezuela, China and Indonesia. Newco will also have pipeline assets in Kazakhstan, refining assets in Algeria and exploration assets in Chad, Ecuador, Niger, Algeria, Canada and Kazakhstan.

     Newco’s principal activities are international exploration and production of oil and gas assets. Detail description of the Businesses is provided in paragraph 6B of this Circular.

B.	Information on the Businesses

     The Businesses consist of assets in the following jurisdictions. Unless otherwise stated, in this paragraph 6B of this Circular, CNODC shall mean CNODC and its subsidiaries:

(a)	Kazakhstan

     CNODC owns a 70.4% interest in the Aktobe contract area, also known as Aktyubemunaigaz joint stock company (JSC) and also a 50% ownership in the North Buzachi field JSC, which combined have interests in three major fields and a pipeline in Kazakhstan:

(i)	Aktobe Oil Fields (70.4% working interest, license expiration 2017);

(ii)	North Buzachi (50.0% working interest, license expiration 2022); and

(iii)	The 448 km Kenkiyak-Atyrau pipeline.

     There are two major fields in the Aktobe Contract Area: Zhanazhol oil and gas condensate field and Kenkiyak oil field. The Kenkiyak Post and Pre-Salt fields are located approximately 25 km northeast of the Zhanazhol field and 215 km south of Aktyubinsk city and cover approximately 38 km2. The fields have been in production since the 1970’s and cumulative production with approximately 100 million barrels. The Zhanazhol field is located approximately 240 km south of Aktyubinsk City on the Zhaerkameisi uplift, which lies on the eastern edge of the Caspian Sea basin. It covers an area of 232 km2 and has been in production since 1983, having produced a total 364 million barrels so far. A gas plant is under construction and first sales of plant products are expected in 2006.

     In respect of the North Buzachi Field, it is situated on the Buzachi peninsula approximately 160 km north of Aktau in Kazakhstan. The field is situated in a province of high-density asphalt oil fields. Oil at the North Buzachi field occurs predominantly in Jurassic sandstones and also in sandstones of the Cretaceous age at depths of 337 to 469

LETTER FROM THE BOARD

meters. Reservoir oil viscosity ranges from 171 to 271 centipoises, and stock-tank density is 0.92 to 0.94 grams per cubic centimetre. This unfavourable oil viscosity results in low primary recovery and requires enhanced recovery techniques such as horizontal wells and steam injection. Investments in such programs are now proceeding at the North Buzachi field, although they are at too early a stage to fully evaluate the results. Production from the North Buzachi field commenced in 1999 and the cumulative production through December 31, 2004, was 10.4 million barrels. The 2004 net proved reserves for North Buzachi are 55 million barrels. At this time, no proved reserves have been attributed to the enhanced recovery programs. CNODC also has ongoing exploration programmes in Kazakhstan.

     In respect of the Kenkiyak-Atyrau Pipeline, it was officially brought onstream on 28 March 2003. A joint venture, in which CNODC has a 49% interest, operates the pipeline, which has a capacity of 120,000 barrels per day. The Kenkiyak-Atyrau pipeline capacity could be increased to 180,000 barrels per day by 2005 and 240,000 barrels per day in 2006 if necessary, and it could be reversed to become the first leg in the Kazakhstan-China pipeline project.

     The Kazakhstan assets hold net proved reserves to CNODC of 431 million barrels of oil and 448 billion cubic feet of gas, a total of 506 million barrels of oil equivalent.

(b)	Venezuela

     The Caracoles field is located in the EVB Maturin sub basin and covers an area of 256 km2. In 1997, CNODC, through its subsidiary, acquired a 100% interest in the field pursuant to an operating agreement. The field was discovered in 1946 and production began in 1951. The Caracoles field has proved reserves of 9.8 million barrels of oil net to CNODC. Production started with 1,600 barrels per day in 1951 and peaked at 12,000 barrels per day in 2001. The operating agreement is structured as a combination of baseline and incremental production service fees. Prior to CNODC obtaining its rights under the operating agreement, it is estimated that CNODC has spent US$105 million on the Caracoles Block up to the end of 2003, US$52 million of which has been spent on development drilling.

     The Intercampo Norte field is located in the Maracaibo Basin and covers an area of 39 km2. The field was discovered in 1954 and production began in 1955. Intercampo has proved reserves of 23.7 million barrels of oil net to CNODC. Production started with an average rate of 3,000 barrels per day in 1955 and peaked to approximately 49,000 barrels per day in 1970. CNODC has a 100% interest in the field.

     The Orimulsion area is located in the eastern Venezuela basin approximately 150 km from Maturin city and is part of the Orinoco heavy oil belt. In 1988, Venezuela National Petroleum Company set up a company BITOR to undertake its development. The area has had 16 exploration and appraisal wells with 371 km of 2D seismic shot in 1979 and 1980. The Orimulsion Project is carried out by a joint venture in which CNODC has a 40% interest. It was made effective December 2001 and has a contract duration of 30 years. Proved reserves are 170 million barrels of oil net to CNODC.

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(c)	Peru

     Block1-AB is the largest block in which CNODC has an interest in Peru. It has proved reserves of 47.3 million barrels of oil net to CNODC. Located in the Maranon Basin, the block is 4,970 km2. Block 1-AB is 45% owned by CNODC. The first discovery was in 1972 and production started in 1975. Production peaked with 106,500 barrels per day in 1979. Block 1-AB has been the main oil producing block in Peru since the 1970s.

     Block 8 is 27% owned by CNODC. Located in the Maranon Basin, the block has an area of 1,823 km2. Production commenced in 1974 and peaked at 40,540 barrels per day in 1985. Proved reserves are 10.8 million barrels of oil net to CNODC.

     Block 6/7 is the smallest of the three blocks in which CNODC has a 50% interest, the remaining 50% interest is held by a wholly-owned subsidiary of CNPC Hong Kong. There are proved reserves of 4.3 million barrels of oil and 2.7 billion cubic feet of gas net to CNODC. Located in the Maranon Basin, the area of the block is 1,019 km2.

(d)	China

     CNODC has a 100% interest in all its South Oil assets. The fields are located in the Fushan Depression in the northern area of the Hainan Province. The Company holds both onshore and offshore licenses but development to date has been confined to the onshore area.

     The Huachang Field is the main field in the area, holding more than 90% of the total hydrocarbon reserves in the basin. It is CNODC’s only domestic asset for which an economic assessment has been made and for which reserves have been calculated. The Huachang Field contains a gas condensate.

     The Huachang Field has produced from the E2L3 reservoir since 1999 and cumulative production up to 31 December 2004, was 11.3 billion cubic feet of gas and 1,800 barrels per day of condensate. 2004 net proven reserves of 5.2 million barrels of oil and 57 billion cubic feet of gas.

     Economic data was not available for the developing fields (i.e. Meitai, Chaoyang, Yongan, Jinfeng and Bohou fields) and recoverable volumes for these fields were classified as contingent resources.

(e)	Algeria

     CNPC has an interest in Blocks 352a and 353, which contain a string of ten small accumulations, collectively known as the Sbaa Fields. They are located in the western Algerian desert approximately 40 km from the city of Adrar.

     The upstream development contract is a “Risk Service Contract” (RSC) between CNPC and the Algerian national company, Sonatrach, in which CNODC is responsible for 70% of the upstream development costs and entitled to an average of 49% of crude sales revenue over a 20-year contract period.

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     The upstream development is part of an integrated project, which also consists of a joint venture to construct and operate the Adrar Refinery, to be located in close proximity to the Sbaa field and a joint venture marketing company to market and distribute the refinery’s products. The upstream contract was signed in July 2003 and includes an appraisal commitment of 2D seismic acquisition and processing, and the drilling of appraisal wells. The seismic commitment has already been fulfilled earlier this year, while the appraisal wells are expected to be drilled before the end of 2004. The contract is for a 25-year duration from July 2003.

     A total of twenty-four exploration and appraisal wells have been drilled, fifteen of which found oil and nine of which penetrated a water leg.

     CNPC’s net reserves in Algeria have been classified as contingent oil resources and range from a low estimate of 3.8 million barrels to 110.0 million barrels. To date, there has been no production from the Algerian concession.

(f)	Oman

     Block 5 is CNODC’s only asset in Oman and is located in the northwest corner of the Sultanate of Oman. Each of CNODC and a wholly-owned subsidiary of CNPC Hong Kong owns a 25% interest in the project and the remaining 50% interest in the project is owned by an independent third party who is not connected with a director, chief executive or substantial shareholder of the Company. There are proved reserves of 1.53 million barrels net to CNODC.

     The Petroleum Agreement was signed in July 1981 and has a 30-year term from the discovery date and the term may be extended by 10 years.

     The fields were discovered in 1986, and commercial oil production began in 1990. In relation to 4 of the fields within Block 5, the Daleel field is the largest with 84 drilled wells, and 53 of them are in production. In respect of the other smaller fields, they contain one to four wells.

     The primary producing horizon for the fields is the lower Cretaceous-age Shuaiba carbonates. The horizon is subdivided into five additional zones, A through E, with A being the deepest. The main producing zone is the D reservoir. The main reservoirs are located at depths between 1,380 and 1,500 meters subsea. Porosity ranges from 8 to 25 percent, permeability from 1 to 250 millidarcys, and oil saturation from 50 to 70 percent. The gravity of the oil is 38 degrees API (oAPI). In respect of the Oman project, no commercial gas market is present.

     In April 2004 a horizontal well, DL-61 was subsequently converted to water injection. No definitive waterflood response has been seen. There were 18 wells drilled and completed in 2004.

     Planned full-field waterflood program is expected in late 2005 and early 2006 in Block B. The 2005 development plan calls for 15 horizontal producing wells and 3 water-injection wells to be drilled.

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(g)	Azerbaijan

     CNODC has an interest in the exploration, development, and production sharing agreement (EDPSA) in the Azerbaijan Gobustan Concession and CNODC has an interest in the rehabilitation, exploration, development, and production sharing agreement (REDPSA) in the Azerbaijan K&K Block Concession.

(i)	Gobustan Concession (CNODC owns 25.132% interest in the project, a wholly- owned subsidiary of CNPC Hong Kong owns 25.132% interest in the project and the remaining 49.736% interest in the project is owned by a person who is not connected with a director, chief executive or substantial shareholder of the Company) is located onshore approximately 60 km southwest of Baku. The concession consists of approximately 604 km [2] located in three separate blocks (A, B, and C). These blocks contain 15 known structures, some of which have produced gas and small quantities of hydrocarbon liquids from the mid-1950s. Development of some of the fields in the concession is planned, a gas sales contract has been signed and a processing plant is planned. Gobustan Operating Company Ltd operates the Gobustan Concession. The EDPSA, signed in 1998, has a primary term of 25 years with a discretionary extension of 5 years assuming completion of the Minimum Obligatory Work Program (MOWP). CNODC has indicated the MOWP requirements have been met.

(ii)	K&K Block Concession (CNODC owns 25.0% interest in the project, CNPC Hong Kong owns 25% interest in the project and the remaining 50% interest is owned by a person who is not connected with a director, chief executive or substantial shareholder of the Company) is located approximately 20 km southwest of the Gobustan Concession. The concession consists of approximately 469 km [2] and contains the Kursangi and the Karabagli oil fields. These fields are mature with recompletion and redevelopment potential. Ongoing stimulation and recompletion programs have enabled the fields to maintain 6% to 10% field decline rates. In the Kursangi field, 488 wells have been drilled, 174 of which are currently producing. Due to the amount of recent work in the field, ranging from new drills to workovers, the field has stabilized its declining rates to between 5% and 6%. The Karabagli field has had more recent drilling in undeveloped fault blocks (D and N). Approximately 62% of the current production can be attributed to new well drills and recently completed zones.

     The Azerbaijan assets hold net proved reserves to CNODC of 1.9 million barrels of oil and 6.1 billion cubic feet of gas.

(h)	Canada

     CNODC has various interests in eight different gas fields in Canada although overall production volumes are small. Total proved reserves for the fields is 0.56 million barrels of oil and 2.65 billion cubic feet of gas. CNODC’s net working interests by field are as follow: North Twining 15.98%; Pooce Coope 5.375%–16.667%; Drum Heller 12.18%–16.38%; Lone Rock 20%–40%; Golden Lake 20–40%; Acheson 52.5%–100%; Pembina 100%; Hoole 100%. There is currently no production from the Golden Lake and Hoole

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fields. There is crude oil production only from the Lone Rock and Pembia fields, crude and gas production from Drum Heller, and crude, gas and condensate production from Acheson, North Twining, and Pooce Coope.

(i)	Ecuador

     Block 11 is CNODC’s only asset in Ecuador. The project is 100% owned by CNODC. Located in the Oriente Basin, the block is 1,920 km2. The asset is very small in scale. Production started in 2004 with 230 barrels per day. Reserves are classified as contingent due to the lack of established development plans.

     After seismic acquisitions between 1970 and 1995, eight wildcats were drilled, from which three wells were considered successful — Cristal, Rubí and Diamante.

     Cristal Field: Production started in 2000 at 750 barrels per day. Well was stopped because of mechanical problems, cumulative production was 246,000 barrels. There is no current production.

     Rubí Field: Production started at 600 barrels per day, but the rate quickly fell to 20 barrels per day due to an increasing water cut. The well was stopped in 2002, cumulative production was 8,650 barrels.

     Diamante Field: Well #1 tested oil by swabbing. Rates were between 60 and 100 barrels per day with a 10% water cut. The well was not put into production.

     Block 11 is crossed by the main SOTE pipeline and if high production rates are achieved with future wells, there is a plan to build a pumping station at Aguas Blancas and to connect Cristal and Diamante to the oil line.

(j)	Exploration Projects

     CNODC also has additional activities in Kazakhstan (Bars project and Caspian project), Ecuador, Algeria block 102a/112 and block 350, Chad block H (12.5% working interest), Niger Bilma, Niger Tenere, through its ongoing exploration programme.

     Save as disclosed above, all interest in the Businesses which are held by parties (other than CNODC or Newco or their respective subsidiaries) are owned by independent third parties who are not connected with a director, chief executive or substantial shareholder of the Company.

LETTER FROM THE BOARD

C.	Unaudited Combined Financial Information on the Businesses

     Newco was not in existence prior to 2005. All the financial information of Newco as of 31 December 2004, and for the years ended 31 December, 2003 and 2004, was arrived at by combining the management accounts of individual operations that were owned by CNODC in 2004. Set out below are certain unaudited combined financial information as of 31 December 2004, and for the years ended 31 December, 2003 and 2004, prepared based on the individual management accounts (corresponding to the businesses mentioned in paragraph 6B of this Circular) that reflect adjustments (if any) necessary for compliance with the International Financial Reporting Standards. Details of the unaudited pro-forma financial information are contained in Appendix III of this Circular.

As of
31 December
2004
(unaudited)
RMB’million
Non-current assets	21,528
Current assets	5,175

Total assets	26,703

Non-current liabilities	9,609
Current liabilities	9,133

Total liabilities	18,742

Total assets less total liabilities	7,961

Minority interests	2,417

Net equity	5,544

	Year ended	Year ended
	31 December	31 December
	2003	2004
	(unaudited)	(unaudited)
	RMB’million	RMB’million
Profit before income tax expense	2,894	4,585
Income tax expense	(875)	(1,380)

Profit before minority interests	2,019	3,205
Minority interests	(610)	(960)

Net profit	1,409	2,245

LETTER FROM THE BOARD

7.	CONTINUING CONNECTED TRANSACTIONS

A.	Nature of the Prospective Continuing CT

     Before the completion of the Transactions, Newco and its subsidiaries (including the business carried on by CNODC and its subsidiaries before the establishment of Newco) have been carrying on certain transactions with CNPC and its associates. Certain of these transactions will continue after completion of the Transactions. These transactions primarily include:

1.	the sale of products by Newco Group to the CNPC Group;

2.	the provision of construction and technical services such as exploration technology services by CNPC Group to Newco Group;

3.	the provision of social services and ancillary services by CNPC Group to Newco Group; and

4.	the provision of financial services by CNPC Group to Newco Group;

     Following the completion of the Acquisition Agreement, Newco will become a subsidiary of the Company, and thus certain transactions involving Newco and the entities in which Newco has direct or indirect interest will constitute continuing connected transactions (i.e. the Prospective Continuing CT) for the Company under the Listing Rules.

     The nature of the Prospective Continuing CT is the same as the transactions covered in the Comprehensive Agreement. However, since the Prospective Continuing CT is mainly in relation to overseas business, the pricing principles set out in the Comprehensive Agreement, which are suitable for PRC domestic transactions, are not applicable to the Prospective Continuing CT.

     The Comprehensive Agreement details specific pricing principles for the products and services to be provided pursuant to the Comprehensive Agreement. The Comprehensive Agreement provides that, if, for any reason, the specific pricing principle for a particular product or service ceases to be applicable, whether due to a change in circumstances or otherwise, such product or service must then be provided in accordance with the following general pricing principles:

1.	state-prescribed price;

2.	where there is no state-prescribed price, then according to the relevant market price, which shall be determined in the following order:

(a)	the local market price and the market price in nearby areas, at which the same type of products or services are provided by independent third parties in the ordinary course of business; or

(b)	the national market price, at which the same type of products or services are provided by independent third parties in the ordinary course of business; or

LETTER FROM THE BOARD

3.	where neither (a) nor (b) is applicable, then according to:

(a)	the actual cost incurred; or

(b)	the agreed contractual price, being the actual cost for the provision of such product or service plus an additional margin of not more than:

•	15 percent (which includes finance costs, general and administrative expenses and a profit margin) for certain construction and technical services provided that such agreed contractual price shall not be higher than the prices available for the provision of such products and services in the international market; and

•	3 percent for all other types of products and services priced in accordance with the agreed contractual price.

B.	Supplemental Comprehensive Agreement

     Since the pricing principles set out in the Comprehensive Agreement contain references to the PRC government prescribed price and the PRC market price, they are not applicable to the Prospective Continuing CT. Therefore, CNPC and the Company entered into the Supplemental Comprehensive Agreement (for a term of three years) to amend certain definitions in the Comprehensive Agreement and the term of the Comprehensive Agreement.

     Pursuant to the Supplemental Comprehensive Agreement, CNPC and the Company have agreed, among other things, to amend the term of the Comprehensive Agreement and the definitions of “State-prescribed Price” and “Market Price” as follows:

1.	the definition of “State-prescribed Price” in the Comprehensive Agreement shall be amended to mean price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organization responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organization or structure) or other regulatory departments;

2.	the definition of “Market Price” in the Comprehensive Agreement shall be amended to mean the price determined in accordance with the following order:

(a)	the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

(b)	the price charged by independent third parties in nearby areas where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time; and

3.	the term of the Comprehensive Agreement shall be amended to three years commencing from the effective date of the Supplemental Comprehensive Agreement.

LETTER FROM THE BOARD

     The Supplemental Comprehensive Agreement will become effective after the same has been approved by the Independent Shareholders and after the Company has become a shareholder of Newco.

C.	Existing waiver

     The Company had obtained from the Stock Exchange a waiver from strict compliance with the relevant requirements of the Listing Rules in respect of certain continuing connected transactions at the time of listing of the H Shares on the Stock Exchange in 2000. The waiver was renewed by the Stock Exchange on 26 November 2002 and will expire on 31 December 2005. The continuing connected transactions in respect of which waiver was renewed include the transactions under the Comprehensive Agreement.

     According to the letter of the Stock Exchange dated 26 November 2002, the caps in respect of the transactions under the Comprehensive Agreement corresponding to the Prospective Continuing CT are:

	Category of products and services		Annual Caps

a)	Products and services to be provided by the Group to CNPC Group		10% of the sales revenue of the Group

b)	Products and Services to be provided by CNPC Group to the Group

	Construction and technical services		20% of the total operating expenses and capital expenditure of the Group

	Social and ancillary services		RMB5,000 million

c)	Financial Services

Aggregate of

	i)	the average daily outstanding principal of loans; and

	ii)	the total amount of interest paid in respect of these loans	RMB52,500 million

Aggregate of

	i)	the average daily amount of deposits; and

	ii)	the total amount of interest received in respect of these deposits	RMB4,500 million

LETTER FROM THE BOARD

     Since the terms of the Comprehensive Agreement will be amended by the Supplemental Comprehensive Agreement, the Stock Exchange has indicated that the existing waiver in respect of the above transactions will be revoked.

D.	Historical figures and estimated figures

     As a result of the Acquisition and the Transfer, the Board anticipates that the Prospective Continuing CT will increase the transaction amount of the existing corresponding transactions under the Comprehensive Agreement. The following table sets out the amount of the Prospective Continuing CT for the three years ended 31 December 2004 and the anticipated transactions amount in respect of the Prospective Continuing CT for the year ending 31 December 2005.

			31 December
Category of Products and Services			2002	2003	2004	2005
			(RMB in million)
a)	Products and Services to be provided by the Enlarged Group to CNPC Group		89	91	90	103

b)	Products and services to be provided by CNPC Group to the Enlarged Group

	Construction and technical services		2,202	2,809	2,331	2,913

	Social and ancillary services		7	10	9	9

c)	Financial Services

	Aggregate of

	i)	the average daily outstanding principal of loans; and

	ii)	the total amount of interest paid in respect of these loans	1,637	1,427	2,895	6,913

	Aggregate of

	i)	the average daily amount of deposits; and

	ii)	the total amount of interest received in respect of these deposits	71	1,124	1,092	1,157

E.	Proposed Caps

     It is expected that in 2005, the existing caps in respect of the transactions under the Comprehensive Agreement that are corresponding to the Prospective Continuing CT will be exceeded because of the addition of the Prospective Continuing CT following the completion of the Transactions. Accordingly, the Board proposes the following new caps (i.e., the Proposed

LETTER FROM THE BOARD

Caps) for the following transactions under the Comprehensive Agreement (as supplemented by the Supplemental Comprehensive Agreement). The table below sets out the historical figures for the relevant continuing connected transactions for the three years ended 31 December 2004 and the Proposed Caps. The Proposed Caps will only be applicable up to the end of 2005. The Company will seek Independent Shareholders’ approval for all the continuing connected transactions (including the following continuing connected transactions) before the end of 2005.

			31 December		Proposed
Transactions			2002	2003	2004	Caps
			(RMB in million)
a)	Products and services to be provided by the Group or the Enlarged Group (as the case may be) to CNPC Group		7,772	9,323	14,516	39,003

b)	Products and Services to be provided by CNPC Group to the Group or the Enlarged Group (as the case may be)

	Construction and technical services		38,105	40,868	47,499	76,413

	Social and ancillary services		2,956	3,009	3,006	5,009

c)	Financial Services

	Aggregate of

	i)	the average daily outstanding principal of loans; and

	ii)	the total amount of interest paid in respect of these loans	21,154	25,803	25,161	59,413

	Aggregate of

	i)	the average daily amount of deposits; and

	ii)	the total amount of interest received in respect of these deposits	3,191	4,052	3,441	5,657

The reasons for the Proposed Caps are set out below:

1.	Products and services to be provided by the Enlarged Group to CNPC Group

     As a result of the Prospective Continuing CT relating to provision of products and services, it is estimated that the transaction amount in respect of the products and services to be provided by the Enlarged Group to CNPC Group for 2005 will increase by approximately RMB103 million, which represents the expected sales of crude oil by

LETTER FROM THE BOARD

Aktyubemunaigaz JSC in Kazakhstan (“AKT”) to CNPC Group. The amount of such transactions depends on the annual crude oil production volume of AKT and the selling price of crude oil to be sold by AKT to CNPC Group.

     In 2004, the annual crude oil production volume of AKT was 5.32 million tons and sales of crude oil to CNPC Group amounted to approximately RMB90 million.

     It is anticipated that the annual crude oil production volume of AKT in 2005 will be 6.1 million tons, representing an increase of 14.7% from that of 2004. Applying the same percentage of increase to the sales of crude oil, it is estimated that the sales of crude oil to CNPC Group will amount to approximately RMB103 million in 2005. The crude oil production volume is expected to increase to 6.1 million tones in 2005 mainly because of the implementation of the development of the oil fields in Kenkiyak Subsalt and South Zhanazhol according to the investment plan and production plan of AKT (including the well drilling plan and other measures to increase and stabilise production).

     Apart from the transactions as described above, it is anticipated that sales relating to products and services provided by the Group to CNPC Group for 2005 shall be RMB38,900 million. Products and services to be provided by the Enlarged Group to CNPC Group mainly include intermediary crude oil products and crude oil products for construction and heating purposes, therefore the amount of this kind of continuing connected transactions is directly correlated to crude oil prices. In estimating the amount of RMB38,900 million, the Company has taken into account the recent oil price fluctuation. The average realized price for crude oil in 2004 was approximately US$34 per barrel, which is substantially lower than the current crude oil price of approximately US$60 per barrel. When determining the Proposed Cap, the Company has considered the possibility of further increases in the oil price during the current year. In addition, the Company considers that the demand for such products from CNPC group will increase as a result of the commencement of production in new facilities in 2005. When this amount of RMB38,900 million is added to RMB103 million arising from the increase in sales from transactions between AKT and the CNPC Group, the total transaction amount for this kind of continuing connected transactions in 2005 will be RMB39,003 million.

2.	Products and services to be provided by CNPC Group to the Enlarged Group

(a)	Construction and technical services

     As a result of the Prospective Continuing CT relating to construction and technical services, it is estimated that the transaction amount relating to construction and technical services to be provided by CNPC Group to the Enlarged Group will increase by RMB2,913 million in 2005. Such additional continuing connected transactions principally include the provision of services including but not limited to geophysical surveying, well drilling, logging, well testing, downhole operations and oilfield construction, by CNPC Group to the Enlarged Group.

     The transaction amount of this kind of services is related to the capital expenditure incurred in the Businesses. The greater the amount of capital expenditure incurred, the greater will be the anticipated amount for such transactions.

LETTER FROM THE BOARD

     In 2004, the amount of capital expenditure incurred on the Businesses was approximately RMB5,271 million and the transaction amount of such services for the corresponding period was RMB2,331 million, which represented a transaction amount to capital expenditure ratio of approximately 0.44 : 1.

     It is anticipated the capital expenditure to be incurred for the Businesses in 2005 will be approximately RMB6,588 million. Applying the transaction amount to capital expenditure ratio for 2004, the transaction amount for such services for 2005 will be approximately RMB2,913 million. The estimated capital expenditure of the Businesses in 2005 in an amount of RMB6,588 million represents an increase of 25% from the capital expenditure of the Businesses in 2004. This increase is mainly due to the fact that a majority of the oil wells in the Businesses are in their preliminary stage which is a stage involving massive investment. Therefore, the capital expenditure of the Businesses in 2005 is expected to have a mark increase from that of 2004.

     Apart from the transactions as described above, it is anticipated that the transaction amount relating to this kind of continuing connected transactions between the Group and CNPC Group for 2005 will be RMB73,500 million. The amount of this kind of continuing connected transactions accounted for approximately 15% of the Company’s operating expenses and capital expenditure historically. The Company expects that the amount for 2005 will be at a similar level and taking into account its estimates of the operating expenses and capital expenditure for the current year and the possibility of increases in the oil price and construction costs, the amount of this kind of continuing connected transactions is estimated by the Company to be RMB73,500 million. When this amount of RMB73,500 million is added to the RMB2,913 million arising from the increase in transaction amount as described above, the total transaction amount for this kind of continuing connected transactions in 2005 will be RMB76,413 million.

(b)	Social and ancillary services

     CNODC has been providing social and ancillary services to the project company in Venezuela through its subsidiary. Such services include the provision of accommodation to the employees of the Venezuela project. The annual service fees charged by CNODC were determined according to market price and in the three years ended 31 December 2004, the fees charged by CNODC in this respect were RMB7 million, RMB10 million and RMB9 million respectively. It is anticipated that the fee to be charged by CNODC in 2005 will not be higher than that in 2004. Therefore, it is estimated that the fee to be charged by CNODC in this respect will be RMB9 million in 2005. Apart from the transaction as described above, it is anticipated that the transaction amount relating to this kind of continuing connected transactions between the Group and CNPC Group for 2005 will be RMB5,000 million. This amount is consistent with the previous caps that were granted for 2002, 2003 and 2004. As the existing specific contracts for such services have not been revised, therefore, the amount for 2005 is expected by the Company to remain at a similar level. When this amount is added to the RMB9 million arising from the transactions involving Venezuela as aforesaid, the total transaction amount for this kind of continuing connected transactions will be RMB5,009 million in 2005.

LETTER FROM THE BOARD

3.	Financial services

(a)	Loan borrowing

     As a result of the Prospective Continuing CT relating to loan borrowing, it is estimated that the average daily outstanding principal amount of loans and the total amount of interest paid annually in respect of such loans relating to the Businesses and involving CPFC for 2005 will be approximately RMB6,913 million, out of which approximately RMB6,584 million will be the average daily outstanding principal amount of the loans and approximately RMB329 million will be the total amount of interest payable annually in respect of such loans.

     As most of the loans relating to the Businesses were advanced from third party banks from 2002 to 2004, the amount of loans advanced from CPFC during such periods were relatively small. Therefore, the figures for 2002 to 2004 do not provide a good reference for future estimation.

     However, it is anticipated that in the future, the amount of loans relating to the Businesses to be advanced from CPFC will increase substantially because:

(i)	The amount of loans required by the Businesses will likely exceed the facility amount that can be granted by third party banks mentioned above. Under such circumstances, it will be increasingly difficult to obtain loans from such third party banks and therefore the Enlarged Group shall obtain such loans from CPFC.

(ii)	From 2002 to 2004, the majority of the third party loans were advanced by third party banks to CNODC and/or CNPC International Ltd. (a subsidiary of CNODC) as borrowers. Since it is difficult to predict whether the Enlarged Group can obtain loans from such third party banks or any other banks on the same terms after the Acquisition, it is expected that in the future, more loans will be obtained from CPFC.

     The estimated average daily outstanding principal amount of loans for 2005 is RMB6,584 million, which will consist of the following three types of loans:

(i)	Loans by CPFC to Newco (approximately RMB5,000 million)

     CPFC has been advancing loans to CNODC in the past. At the beginning of 2004, such loans amounted to approximately RMB1,400 million. During 2004, such loans had increased by approximately RMB3,600 million to reach an aggregate amount of RMB5,000 million. Upon completion of the Acquisition Agreement, such loans shall be transferred to Newco, therefore, the loan of RMB5,000 million due from CNODC to CPFC will become a loan due from Newco to CPFC upon completion of the Acquisition Agreement.

LETTER FROM THE BOARD

(ii)	Loans from CNPC to Newco through CPFC (approximately RMB500 million)

     CNPC has been advancing loans to CNPC International Ltd. through CPFC in the past to facilitate the exploration and development activities of certain oil fields. In 2004, such loans amounted to approximately RMB500 million. Upon completion of the Acquisition Agreement, the foresaid oil fields will become part of the Enlarged Group and the loans due to CNPC shall become loans due from the Enlarged Group to CNPC.

(iii)	Loan corresponding to deposit in the amount of approximately RMB1,100 million

     For tax arrangement purposes in Venezuela, CNODC has deposited an amount of approximately US$126 million (approximately RMB1,100 million) with CPFC. As a result of such deposit, CPFC has agreed to advance an equivalent amount of loan to the companies operating the Businesses in Venezuela. Upon completion of the Acquisition Agreement, the companies operating the Businesses in Venezuela will become part of the Enlarged Group and so the amount of loan (which is equivalent to approximately RMB1,100 million) due from such companies to CPFC shall therefore become loans due from the Enlarged Group to CPFC.

     Due to the reasons stated above, the amount of additional loans involving CNPC or CPFC for 2005 arising as a result of completion of the Transactions will be RMB6,584 million. The annual interest rate for each of the above three types of loan shall be approximately 5%. Therefore, the total amount of interest paid in respect of such loans for 2005 will be approximately RMB329 million.

     Apart from the transactions as described above, it is anticipated that the average daily outstanding principal of loans to be advanced by CPFC to the Group and the total amount of interest to be paid annually in respect of such loans for 2005 shall be RMB52,500 million. This amount is based on the total amount of credit facilities available to the Company from CPFC. The Company considers that such credit facilities provide a useful source of funding which increases the Company’s flexibility in pursuing future acquisitions as well as reduces its overall funding costs.

     When the above amount of RMB52,500 million is added to the amount of approximately RMB6,913 million arising from the additional loan (together with amount of interest to be paid annually) as aforesaid, the amount of average daily outstanding principal of loans together with the annual interest thereon will be RMB59,413 million.

(b)	Deposit

     As described above, due to tax arrangement in Venezuela, CNODC has deposited a sum of US$126 million (equivalent to approximately RMB1,100 million) in CPFC and it is anticipated that the amount of interest to be received annually in respect of such deposit will be approximately RMB57 million in 2005.

LETTER FROM THE BOARD

     Apart from the transaction as described above, it is anticipated that the average daily deposit in CPFC by the Group and the total amount of interest to be received annually in respect of the deposit by the Group with CPFC for 2005 will be RMB4,500 million. The Company will continue to centralize its cash management system, which will result in a large number of settlements being processed by CPFC. The Company has determined that the amount of this kind of continuing connected transactions will be at a similar level as the last three years. When adding approximately RMB1,157 million arising from the additional deposit (together with amount of interest to be received annually as aforesaid), the amount will be RMB5,657 million in 2005.

F.	Reasons for and benefit of the Prospective Continuing CT

     Prior to the completion of the Acquisition Agreement, the members of the CNPC Group (including CNODC, Newco and their respective subsidiaries) operated as an integrated organization which undertook numerous intra-group transactions each year. As a consequence of the Acquisition, Newco will become a subsidiary of the Company and the Prospective Continuing CT will constitute connected transactions for the Company under the Listing Rules.

     The Prospective Continuing CT are and will be conducted in the ordinary and usual course of business of the Enlarged Group. These transactions will continue to be agreed on an arm’s length basis with terms that are fair and reasonable to the Enlarged Group. Due to the long-term relationships between the Group and CNPC Group, the Board considers it to be beneficial to the Enlarged Group to continue the Prospective Continuing CT as these transactions will facilitate the operation of the Enlarged Group’s business.

G.	Disclosure and independent shareholders’ approval requirements

     Under the Listing Rules, the Prospective Continuing CT will require disclosure and prior Independent Shareholders’ approval.

     The Directors will seek Independent Shareholders’ approval for the Prospective Continuing CT, the Supplemental Comprehensive Agreement and the Proposed Caps for the financial year ending 31 December 2005 on the following conditions:

1.	the total revenue or expenditure of the Group in respect of each category of products and services will not exceed the Proposed Caps set out in paragraph 7E of this Circular; and

2.	the Company will comply with the relevant requirements of the Listing Rules.

8.	GENERAL

     As CNPC directly owns an aggregate of 90% of the issued share capital of the Company, transactions between CNPC and its associates and the Group constitute connected transactions for the Company under the Listing Rules. In that regard, the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are subject to approval from the Independent Shareholders at the EGM by way of poll.

LETTER FROM THE BOARD

     In view of the interests of CNPC, CNPC and its associates will abstain from voting in relation to the shareholders resolutions approving the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

     An Independent Board Committee has been appointed to advise the Independent Shareholders on whether or not the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned.

     ABN AMRO has been appointed as the independent financial adviser to advise the Independent Board Committee regarding the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

     An EGM will be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the People’s Republic of China (Post Code 100016) at 9 : 00 a.m. on 16 August 2005 to approve the the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps by way of ordinary resolutions. The EGM Notice is set out in pages 87 to 89 of this circular.

     A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the registered office of the Company at World Tower, 16 Andelu, Dongcheng District, Beijing, People’s Republic of China as soon as possible but in any event no later than 24 hours before the time appointed for the holding of EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.

     Holders of Domestic Shares and H Shares who submit the share transfer application forms to the Company’s share registrar before 4 : 00 p.m. on 15 July 2005 (Friday) and then registered as Shareholders on the register of members of the Company are entitled to attend the EGM. The register of members of the Company will be closed from Monday, 18 July 2005 to Tuesday, 16 August 2005 (both days inclusive), during which period no share transfer will be registered.

     The Articles of Association of the Company provides that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of a formal announcement. The EGM may be convened after the publication of such announcement.

     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish.

LETTER FROM THE BOARD

     In accordance with the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

(1)	the chairman of the meeting;

(2)	at least two Shareholders with voting rights or their proxies;

(3)	a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.

     In accordance with the Listing Rules, the votes of the Independent Shareholders at the EGM will be taken by a poll and CNPC, the controlling shareholder of the Company, will abstain from voting in respect of the ordinary resolutions to approve the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps at the EGM because of its interest in these transactions.

9.	RECOMMENDATION

     Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders, which is set out on page 42 of this circular, and which contains their recommendation in respect of the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

     The advice of ABN AMRO to the Independent Board Committee on the fairness and reasonableness of the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are set out on pages 43 to 64 of this Circular. ABN AMRO considers that the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps on the whole are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

     The Directors believe that the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

10.	FURTHER INFORMATION

     Your attention is drawn to the general information set out in Appendix IV to this Circular.

By the order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board of Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

30 June 2005

Dear Independent Shareholders,

CONNECTED TRANSACTIONS

AND CONTINUING CONNECTED TRANSACTIONS

     We refer to the Circular dated 30 June 2005 of the Company of which this letter forms a part. Terms defined in the circular shall have the same meanings when used herein.

     As CNPC directly owns an aggregate of approximately 90% of the issued share capital of the Company, transactions between the Group and the CNPC Group constitute connected transactions for the Group under the Listing Rules and are subject to approval from the Independent Shareholders.

     In view of the interest of the Independent Shareholders, we have been appointed by the Board to constitute the Independent Board Committee to consider and advise the Independent Shareholders as to the fairness and reasonableness in relation to the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps, details of which are set out in the Letter from the Board in the Circular to the Shareholders. ABN AMRO has been retained as the independent financial adviser to advise the Independent Board Committee in this respect. We wish to draw your attention to the letter from ABN AMRO as set out on page 43 to page 64 of this Circular.

     Having taken into account the information set out in the Letter from the Board, and the principal factors, reasons and recommendations set out in the letter from ABN AMRO, we consider the terms of the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps to be fair and reasonable from a financial point of view insofar as the Independent Shareholders are concerned and believe that the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps.

Yours faithfully,
Chee-Chen Tung	Liu Hong Ru	Franco Bernabè
Independent Non-Executive	Independent Non-Executive	Independent Non-Executive
Director	Director	Director

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     The following is the text of a letter of advice dated 30 June 2005 received from ABN AMRO Asia Corporate Finance Limited which has been prepared for incorporation into this circular:

ABN AMRO Asia Corporate Finance Limited
40/F Cheung Kong Center
2 Queen’s Road Central
Hong Kong

30 June, 2005

To the Independent Board Committee and
  the Independent Shareholders of PetroChina Company Limited

Dear Sirs,

CONNECTED TRANSACTIONS AND
CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

     We refer to our engagement to advise the Independent Board Committee and the Independent Shareholders with respect to the terms of the Acquisition, the Transfer and the Prospective Continuing CT, details of which are contained in the “Letter from the Board” included in the Circular. The Acquisition and the Transfer constitute connected transactions for the Company under the Hong Kong Listing Rules and, pursuant to the provisions thereof, are subject to, among other things, approval by the Independent Shareholders at the EGM. The Prospective Continuing CT constitute continuing connected transactions under the Listing Rules and therefore the carrying on of the Prospective Continuing CT is subject to approval by the Independent Shareholders at the EGM.

     This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

     In making assessment of the fairness and reasonableness of the terms of the Acquisition, the Transfer and the Prospective Continuing CT, we have obtained a substantial amount of relevant information, opinions and facts in relation to the Company, the Businesses and the Newco Group and have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company as well as the information provided to us by the technical consultants and the Company’s other advisers (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are fully responsible, are true, accurate and complete in all respects. We have discussed with the management of the Company about their plans and prospects for the Company and the Newco Group. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the terms of the Acquisition, the Transfer and the Prospective Continuing CT. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have assumed that all financial forecasts, estimates and projections relating to the Acquisition, the Transfer and the Prospective Continuing CT were reasonably prepared on the basis of the best currently available information, views and judgments of future requirements of the Company and may be relied upon by us in formulating our opinion without independent verification. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

     In providing our opinion, we have not made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Company, the Businesses or the Newco Group. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company, the Businesses, or the Newco Group. It is not within our terms of reference to comment on the commercial feasibility of the Acquisition, the Transfer and Prospective Continuing CT, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Acquisition, the Transfer and the Prospective Continuing CT. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Acquisition, the Transfer and the Prospective Continuing CT will be fully performed in accordance with the terms thereof.

     Our opinion is necessarily based upon market, economic and other conditions and on the information publicly available to us as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop prior to the taking effect of the Acquisition, the Transfer and the Prospective Continuing CT that, if known at the time we rendered our opinion, would have altered our opinion.

     Our opinion is also subject to the following qualifications:

(a)	We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Acquisition, the Transfer and the Prospective Continuing CT. As such, the scope of our review, and consequentially, our opinion, is limited from a financial point of view only and does not include any statement or opinion as to the commercial merits or otherwise of the Acquisition, the Transfer or the Prospective Continuing CT from any other point of view;

(b)	We are advising the Independent Shareholders as a whole and it is not within our terms of reference to confirm whether or not the Acquisition, the Transfer and the Prospective Continuing CT are in the interests of each individual independent shareholder and each independent shareholder should consider the merits of the Acquisition, the Transfer and the Prospective Continuing CT having regard to his/her/its own circumstances and investment objectives;

(c)	In preparing this letter and in giving any opinion or advice, we have only had regard to the Acquisition, the Transfer and the Prospective Continuing CT in isolation, and not in connection with any other business plan or strategy, past or present with regard to the Company or the Group as a whole, nor have we viewed these as part of a series of other transactions or arrangements;

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

(d)	We express no opinion as to whether the Acquisition, the Transfer or the Prospective Continuing CT will be completed. However, ABN AMRO has assumed that the Acquisition, the Transfer and the Prospective CT will be consummated on the terms and conditions as set out in the Circular, without any material changes to, or waiver of, its terms or conditions or whether any approvals or other authorizations necessary to consummate all or any part of them will be obtained either at all or on terms acceptable to the Company or the Group;

(e)	Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of the Company at any particular time;

(f)	Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company;

(g)	We were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, the timing, pricing, size, feasibility, or any other aspects of the Acquisition, or the Transfer, or the Prospective Continuing CT, or to provide services other than the delivery of this opinion. We did not participate in negotiations with respect to the terms of the Acquisition, or the Transfer, or the Prospective Continuing CT or any related transactions. We will receive a fee from the Company for the delivery of this opinion;

(h)	We have not provided and do not provide legal, regulatory, tax, accounting or actuarial advice and accordingly ABN AMRO does not assume any responsibility or liability in respect thereof;

(i)	This opinion is issued in the English language and reliance may only be placed on this opinion as issued in the English language. If any translations of this opinion are delivered they are provided only for ease of reference, have no legal effect and ABN AMRO makes no representation as to (and accepts no liability in respect of) the accuracy of any such translation; and

(j)	This letter and ABN AMRO’s obligations to the Independent Board Committee and to the Independent Shareholders of the Company hereunder shall be governed by and construed in accordance with Hong Kong law and any claims or disputes arising out of, or in connection with, this letter shall be settled by arbitration in Hong Kong at Hong Kong International Arbitration Centre.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

BACKGROUND INFORMATION

     The information in the Background Information section is based entirely upon information provided to us by representatives of the Company or information contained in the Circular. We have relied on this information in forming our opinion contained at the end of this letter.

1.	The Acquisition and the Transfer

(A)	Overview

     Pursuant to the Acquisition Agreement, the Company has agreed to acquire a 50% interest in Newco at the Total Consideration of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429). Currently, CNODC and Central Asia own 95% and 5% interests respectively in the registered capital of Newco. Upon completion of the Acquisition Agreement, CNODC will acquire a 5% interest in Newco from Central Asia and the Company will pay the Total Consideration to Newco so that immediately following completion of the Acquisition Agreement, Newco will be owned as to 50% by the Company and 50% by CNODC. The Total Consideration is to be paid to Newco rather than CNODC because the Company is acquiring interest in Newco by way of capital contribution to Newco rather than purchasing existing interest from CNODC.

     Pursuant to the Transfer Agreement, the Company has agreed to transfer and Newco has agreed to purchase, simultaneously with or after the completion of the Acquisition Agreement, the entire issued share capital of PetroChina International at a total consideration of RMB579,355,000 (equivalent to approximately HK$551,766,667). Before the Transfer, PetroChina International is a direct wholly owned subsidiary of the Company. After the Transfer, PetroChina International will become a wholly owned subsidiary of Newco. Since Newco will be a subsidiary of the Company, following the completion of the Acquisition Agreement, PetroChina International will become an indirect non-wholly owned subsidiary of the Company upon completion of the Transfer.

     After completion of the Acquisition Agreement and the Transfer Agreement, CNODC intends to transfer its 50% interest in Newco to CNPC at nil consideration and the Company agrees to waive its right of first refusal, in respect of such transfer.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     The following two diagrams set out the simplified group structure of Newco immediately after (a) the completion of both the Acquisition and the Transfer; and (b) completion of the Transactions and the transfer of the 50% interest in Newco by CNODC to CNPC.

(a)	Simplified group structure of Newco immediately after the Acquisition and the Transfer

(b)	Simplified group structure of Newco immediately after the completion of the Transactions and the transfer of the 50% interest in Newco by CNODC to CNPC

Notes:

1.	This refers to other businesses which CNODC are interested in, which include businesses in the Specified Areas and businesses which do not meet the Company’s selection criteria for acquisition including without limitation the scale of the business and asset, the geographic location of the business and the internal rate of return of the acquisition and the growth potential of the business and asset.

2.	This refers to the existing businesses of the Company excluding PetroChina International Group.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

(B)	Reasons for the Transactions

     The Board is of the view that the Transactions represent a new and important opportunity for the Company to enhance its reserve and production profiles, promote business development and improve financial performance through the sustained growth of Newco’s overseas business.

     As a result of the Transactions, the Board anticipates that the Company can achieve the following:

•	Increase reserves and production in a cost effective manner and provide a new platform for growth.

•	Internationalise the Company’s operations.

•	Create synergies between PetroChina International and CNODC by injecting the Indonesian assets of the Company into Newco.

•	Improve the Company’s financial performance and pave the way for realising optimal shareholder value for the long term.

I.	Increase reserves and production in a cost effective manner and provide a new platform for growth

     The Board considers that the Transactions will achieve the strategic objective of increasing the Company’s reserves and production. The table below sets out selected reserves/production data of the Company, the Businesses and the Group after completion of the Acquisition Agreement on a consolidated basis:

		The	The		%
		Company[1]	Businesses[1]	Combined[1]	increase
Reserves
Crude Oil	million barrels, as of 31/12/04	10,940.5	706.2	11,646.7	6.46%
Natural Gas	billion cubic feet, as of 31/12/04	44,553.6	516.0	45,069.6	1.16%
Total Oil Equivalent	million barrels of oil equivalent, as of 31/12/04	18,366.1	792.2	19,158.3	4.31%

Production
Crude Oil	million barrels, 2004	780.2	43.6	823.8	5.59%
Natural Gas	billion cubic feet, 2004	1,027.0	47.6	1,074.6	4.64%
Total Oil Equivalent	million barrels of oil equivalent, 2004	951.7	51.5	1,003.2	5.41%

Note 1 : Proven reserves and related production

     We are advised by the Board that the assets to be acquired in the Transactions are mainly assets at the growth or development stage. In particular, the Board advised us that the assets in Kazakhstan and the exploration projects in Chad and Niger are expected to have the potential for long-term growth. With the support of Newco in terms of management and sufficient funding, the Board is of the view that these assets may have the potential in attaining substantial growth for the Company and strengthening the Company’s upstream exploration and production capability in its overseas businesses.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

II.	Internationalize the Company’s Operations

     The Company currently only has limited exploration and production assets outside the PRC, with the Indonesian assets accounting for the Company’s only international oil and gas assets outside the PRC. The Board considers that the Acquisition will facilitate the Company’s strategic objective of becoming a more internationalised oil company with significant oil and gas assets both onshore and offshore as well as in both the PRC and international markets.

     The Board considers that the Transactions provide the opportunity to significantly increase the Company’s level of international reserves and production. It will provide ownership of multiple assets in 10 new countries of operation. Kazakhstan, Peru and Venezuela represent almost 90% of the net asset value of the assets. The Board considers that the ownership of these assets can serve as a footprint for growth in the specific countries:

•	Knowledge of production sharing contract/license terms and application process

•	Knowledge of operating environment and geology

•	Well-placed for optimal knowledge of growth/acquisition opportunities

     The acquisition of a 50% interest in Newco is expected by the Board to increase the consolidated international reserves for the Company from 88.5 million barrels of oil equivalent to 866 million barrels of oil equivalent in 2004, an increase of 879% and increase the consolidated international production for the Company from 11.9 thousand barrels of oil equivalent per day to 149.2 thousand barrels of oil equivalent per day in 2004, an increase of 1,151%.

     More significantly, Newco is expected by the Board to provide a new platform for the Company on acquisitions of international oil and gas assets. By making use of Newco’s international operational experience, the Company considers that it can seek for acquisition targets in a more aggressive and effective manner which will facilitate the development of a significant international asset base.

III.	Create Synergies Between PetroChina International and CNODC by injecting Indonesian Assets of the Company into Newco

     Prior to the Transactions, the Company and Newco were operating their overseas businesses independently. The Board considers that the Transactions will create a uniform overseas business development platform for the Company. Newco’s management has significant experience of managing exploration and production assets in the countries of operation and the Board considers that this positions Newco well for future development. Newco is expected by the Board to provide synergies and to benefit from improved operating efficiencies by sharing and transferring management expertise, particularly in reducing the relative cost of managing different international businesses independently. Following the Transactions, Newco will become a subsidiary of the Company, which the Board considers will give Newco stronger financial and other corporate resources to support and facilitate international business development.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

IV.	Improve the Company’s financial performance and pave the way for realizing optimal shareholder value for the long term

     The Board considers that the Transactions should enhance the Company’s financial performance and pave the way for realizing optimal shareholder value in the long term.

(C)	Basis of the Total Consideration and the purchase price for the Transfer

     The Total Consideration of RMB20,741,250,000 (equivalent to approximately HK$19,753,571,429) consisting of US$2.5 billion, based on exchange rates between RMB and US$ as published by the People’s Bank of China on 31 December 2004 plus RMB50,000,000, is payable by the Company for the Acquisition. The Total Consideration is determined by reference to a valuation of the Businesses. The asset valuation is based on production from Newco’s existing reserves and was done in terms of US dollars and the reference date of the valuation was 31 December 2004. Therefore, in order to eliminate any impact on the valuation which may be created by exchange rate fluctuation, the parties to the Acquisition Agreement have agreed to use the RMB/US$ exchange rate as at 31 December 2004.

     Out of the Total Consideration, RMB50,000,000 (equivalent to approximately HK$47,619,048) will be contributed to Newco as new registered capital and the remaining RMB20,691,250,000 (equivalent to approximately HK$19,705,952,381) will be treated as capital reserves of Newco.

     As stated in the Letter from the Board, the Total Consideration has been determined by reference to a valuation of US$2.5 billion for the 100% interest in Newco’s equity. The Total Consideration was determined following extensive due diligence by the Company and its advisers and we have been advised by the Board that it was derived by the estimated net present values of the assets to be included in Newco. The estimated values were derived from the production, operating costs and capital expenditures provided by internationally recognized technical consultants following detailed discussions with CNODC. A summary of the relevant technical consultants report is contained in Appendix I of this Circular. The Total Consideration did not include any profit forecasts of the Company and was solely dependent on the technical data provided by the technical consultants.

     We have been advised that adjustments to the assets valuation were made to reflect the corporate overheads and the individual tax regimes of the countries where the assets are located which were not captured by the asset operation costs and capital expenditure. The corporate overhead costs were determined using historical costs as a benchmark and relate to the specific corporate functions and costs incurred by the Newco’s head office, such as treasury services, accounting, senior management costs etc., but which were not captured in the asset specific operating and capital expenditure costs provided by the technical consultants. The assumptions used to determine the corporate adjustments were historical figures of the Businesses and were agreed between the Company and CNODC. The Total Consideration represents the cash consideration paid by the Company after taxation, net debt and corporate adjustments. We have been advised that the aforesaid adjustment has already been made and it has been reflected in the Total Consideration, and that no further adjustment will be made to the Total Consideration. The Total Consideration will be paid on the completion date of the Acquisition by the payment of cash in RMB. The Total Consideration will be funded by the Group’s internal resources.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     The total purchase price for the entire issued share capital of PetroChina International is RMB579,355,000 which is equivalent to US$70,000,000, based on exchange rates between RMB and US$ as published by the People’s Bank of China on 31 December 2004 (equivalent to approximately HK$551,766,667).

     As stated in the Letter from the Board, the total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) has been determined by reference to a valuation for the 100% interest in PetroChina International’s equity. We have been advised by the Board that the purchase price was determined following extensive due diligence and was derived by the estimated net present values of the assets to be included in Newco. The estimated values were derived from the production, operating costs and capital expenditures provided by internationally recognized technical consultants following detailed discussions with the Company. A summary of the relevant technical consultants report is contained in Appendix II of this Circular. Adjustments to the asset valuation for the Indonesia reserves were made to reflect the corporate overhead and the individual tax regime of Indonesia where the assets are located, which were not captured by the forecast asset operation costs and capital expenditure. The corporate overhead costs were determined using historical costs as a benchmark and relate to the specific corporate functions and costs incurred by the Company’s head office, such as treasury services, accounting, senior management costs etc, but which were not captured in the asset specific operating and capital expenditure costs provided by the technical consultants. The assumptions used to determine the corporate adjustments, which have not been verified by us, were historical figures of PetroChina International Group and were agreed between the Company and CNODC. The total purchase price of RMB579,355,000 (equivalent to approximately HK$551,766,667) shall be satisfied on the completion date of the Transfer by the payment of cash in RMB.

2.	The Prospective Continuing CT

(A)	Overview

     Before the completion of the Transactions, Newco and its subsidiaries (including the business carried on by CNODC and its subsidiaries before the establishment of Newco) have been carrying on certain transactions with CNPC and its associates. Certain of these transactions will continue after completion of the Transactions. These transactions primarily include:

1.	the sale of products by Newco Group to the CNPC Group;

2.	the provision of construction and technical services such as exploration technology services by CNPC Group to Newco Group;

3.	the provision of social services and ancillary services by CNPC Group to Newco Group; and

4.	the provision of financial services by CNPC Group to Newco Group.

     Following the completion of the Acquisition Agreement, Newco will become a subsidiary of the Company, and thus certain transactions involving Newco and the entities in which Newco has direct or indirect interest will constitute continuing connected transactions (i.e., the Prospective Continuing CT) for the Company under the Listing Rules.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     The nature of the Prospective Continuing CT is the same as the transactions covered in the Comprehensive Agreement. However, since the Prospective Continuing CT is mainly in relation to overseas business, the pricing principles set out in the Comprehensive Agreement, which are suitable for PRC domestic transactions, are not applicable to the Prospective Continuing CT.

     According to the letter of the Stock Exchange dated 26 November 2002, the caps in respect of the transactions under the Comprehensive Agreement corresponding to the continuing connected transactions are:

Category of products and services		Annual Caps

(a)	Products and services to be provided by the Group to CNPC Group	10% of the sales revenue of the Group

(b)	Products and services to be provided by CNPC Group to the Group

	Construction and technical services	20% of the total operating expenses and capital expenditure of the Group

	Social and ancillary services	RMB5,000 million

(c)	Financial services

Aggregate of

(i) the average daily outstanding principal of loans; and

	(ii) the total amount of interest paid in respect of these loans	RMB52,500 million

Aggregate of

(i) the average daily amount of deposits; and

	(ii) the total amount of interest received in respect of these deposits	RMB4,500 million

     Since the terms of the Comprehensive Agreement will be amended by the Supplemental Comprehensive Agreement, the Stock Exchange has indicated that the existing waiver in respect of the above transactions will be revoked.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     Pursuant to the Supplemental Comprehensive Agreement, CNPC and the Company have agreed, among other things, to amend the term of the Comprehensive Agreement and the definitions of “State-prescribed Price” and “Market Price” as follows:

1.	the definition of “State-prescribed Price” in the Comprehensive Agreement shall be amended to mean price in respect of certain category of services determined by the laws, regulations, decisions, orders or policies, etc. enacted by governments of the relevant countries or regions (including but not limited to the central government, federal government, provincial government, state or coalition government or any organization responsible for domestic ruling and foreign affairs in respect to certain specified territory, irrespective of its name, organization or structure) or other regulatory departments;

2.	the definition of “Market Price” in the Comprehensive Agreement shall be amended to mean the price determined in accordance with the following order:

(a)	the price charged by independent third parties in areas where such type of service is provided and on normal terms in the area where the service is being provided at that time; or

(b)	the price charged by independent third parties in nearby areas to where such type of service is provided and on normal terms in the area or country adjacent to the area where the service is being provided at that time; and

3.	the term of the Comprehensive Agreement shall be amended to three years commencing from the effective date of the Supplemental Comprehensive Agreement.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

(B)	Historical figures and estimated figures

     As a result of the Acquisition and the Transfer, the Board anticipates that the Prospective Continuing CT will increase the transaction amount of the existing corresponding transactions under the Comprehensive Agreement. The following table sets out the amount of the Prospective Continuing CT for the three years ended 31 December 2004 and the anticipated transactions amount in respect of the Prospective Continuing CT for the year ending 31 December 2005, only in relation to the Transactions.

		31 December
		Actuals
	Category of Products and Services	2002	2003	2004	2005
		(RMB in million)
(a)	Products and services to be provided by the Enlarged Group to CNPC Group	89	91	90	103

(b)	Products and services to be provided by CNPC Group to the Enlarged Group

	Construction and technical services	2,202	2,809	2,331	2,913

	Social and ancillary services	7	10	9	9

(c)	Financial services

	Aggregate of

	(i) the average daily outstanding principal of loans; and

	(ii) the total amount of interest paid in respect of these loans	1,637	1,427	2,895	6,913

	Aggregate of

	(i) the average daily amount of deposits; and

	(ii) the total amount of interest received in respect of these deposits	71	1,124	1,092	1,157

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

(C)	Proposed Caps

     The Board expects that in 2005, the existing caps in respect of the transactions under the Comprehensive Agreement that are corresponding to the Prospective Continuing CT will be exceeded because of the addition of the Prospective Continuing CT following the completion of the Transactions. Accordingly, the Board proposes the following new caps (i.e., the Proposed Caps) for the following transactions under the Comprehensive Agreement (as supplemented by the Supplemental Comprehensive Agreement). The table below sets out the historical figures in relation to the actual amounts of the relevant continuing connected transactions for the three years ended 31 December 2004 and the proposed amount in relation to the Proposed Caps.

		31 December
		Actuals			Proposed
	Transactions	2002	2003	2004	Caps
		(RMB in million)
(a)	Products and services to be provided by the Group or the Enlarged Group (as the case may be) to CNPC Group	7,772	9,323	14,516	39,003

(b)	Products and Services to be provided by CNPC Group to the Group or the Enlarged Group (as the case may be)

	Construction and technical services	38,105	40,868	47,499	76,413

	Social and ancillary services	2,956	3,009	3,006	5,009

(c)	Financial Services

	Aggregate of

	(i) the average daily outstanding principal of loans; and

	(ii) the total amount of interest paid in respect of these loans	21,154	25,803	25,161	59,413

	Aggregate of

	(i) the average daily amount of deposits; and

	(ii) the total amount of interest received in respect of these deposits	3,191	4,052	3,441	5,657

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     The Proposed Caps were determined by the Company by adding the increased amount due to the Prospective Continuing CT to the existing caps of the existing corresponding transactions under the Comprehensive Agreement. The existing caps in respect of the corresponding transactions under the Comprehensive Agreement are:

1.	sales relating to products and services provided by the Group to CNPC Group for 2005 was expected to be RMB38,900 million

2.	the transaction amount relating to construction and technical services between the Group and CNPC Group for 2005 was expected to be RMB73,500 million

3.	the transaction amount relating to social and ancillary services between the Group and CNPC Group for 2005 was expected to be RMB5,000 million

4.	the average daily outstanding principal of loans to be advanced by CPFC to the Group and the total amount of interest to be paid annually in respect of such loans for 2005 was expected to be RMB52,500 million

5.	the average daily deposit in CPFC by the Group and the total amount of interest to be received annually in respect of the deposit by the Group with CPFC for 2005 was expected to be RMB4,500 million

     The reasons as advised to us by the Board for the Proposed Caps are set out below:

I.	Products and services to be provided by the Enlarged Group to CNPC Group

     As a result of the Prospective Continuing CT relating to provision of products and services, the company estimates that the transaction amount in respect of the products and services to be provided by the Enlarged Group to CNPC Group for 2005 will increase by approximately RMB103 million, which represents the expected sales of crude oil by Aktyubemunaigaz JSC in Kazakhstan (“AKT”) to CNPC Group. The amount of such transactions depends on the annual crude oil production volume of AKT and the selling price of crude oil to be sold by AKT to CNPC Group.

     In 2004, the annual crude oil production volume of AKT was 5.32 million tons and sales of crude oil to CNPC Group amounted to approximately RMB90 million.

     The Company anticipates that the annual crude oil production volume of AKT in 2005 will be 6.1 million tons, representing an increase of 14.7% from that of 2004. Applying the same percentage of increase to the sales of crude oil, the Company estimates that the sales of crude oil to CNPC Group will amount to approximately RMB103 million in 2005. The crude oil production volume is expected by the Company to increase to 6.1 million tones in 2005 mainly because of the implementation of the development of the oil fields in Kenkiyak Subsalt and South Zhanazhol according to the investment plan and production plan of AKT (including the well drilling plan and other measures to increase and stabilise production).

     Apart from the transactions as described above, the Company anticipates that sales relating to products and services provided by the Group to CNPC Group for 2005 shall be RMB38,900 million. Products and services to be provided by the Enlarged Group to CNPC Group mainly include intermediary crude oil products and crude oil products for

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

construction and heating purposes, therefore the amount of this kind of continuing connected transactions is directly correlated to crude oil prices. In estimating the amount of RMB38,900 million, the Company has taken into account the recent oil price fluctuation. As advised by the Company, the average realized price for crude oil in 2004 was approximately US$34 per barrel, which is substantially lower than the current crude oil price of approximately US$60 per barrel. When determining the Proposed Caps, the Company has considered the possibility of further increases in the oil price during the current year. In addition, the Company has advised us that the demand for such products from CNPC Group will increase as a result of the commencement of production in new facilities in 2005. When this amount of RMB38,900 million is added to RMB103 million arising from the increase in sales from transactions between AKT and the CNPC Group, the total transaction amount for this kind of continuing connected transactions in 2005 will be RMB39,003 million.

II.	Products and services to be provided by CNPC Group to the Enlarged Group

(a)	Construction and technical services

     As a result of the Prospective Continuing CT relating to construction and technical services, the Company estimates that the transaction amount relating to construction and technical services to be provided by CNPC Group to the Enlarged Group will increase by RMB2,913 million in 2005. Such additional continuing connected transactions principally include the provision of services including but not limited to geophysical surveying, well drilling, logging, well testing, downhole operations and oilfield construction, by CNPC Group to the Enlarged Group.

     The Company has advised us that transaction amounts of this kind of services are related to the capital expenditure incurred in the Businesses, such that the greater the amount of capital expenditure incurred, the greater will be the anticipated amount for such transactions.

     In 2004, the amount of capital expenditure incurred on the Businesses was approximately RMB5,271 million and the transaction amount of such services for the corresponding period was RMB2,331 million, which represented a transaction amount to capital expenditure ratio of approximately 0.44 : 1.

     The Company anticipates that the capital expenditure to be incurred for the Businesses in 2005 will be approximately RMB6,588 million. Applying the transaction amount to capital expenditure ratio for 2004, the transaction amount for such services for 2005 will be approximately RMB2,913 million. The estimated capital expenditure of the Businesses in 2005 in an amount of RMB6,588 million represents an increase of 25% from the capital expenditure of the Businesses in 2004. We are advised by the Company that this increase is mainly due to the fact that a majority of the oil wells in the Businesses are in their preliminary stage which is a stage involving massive investment. Therefore, the capital expenditure of the Businesses in 2005 is expected to have a marked increase from that of 2004.

     Apart from the transactions described above, the Company anticipates that the transaction amount relating to this kind of continuing connected transactions between the Group and CNPC Group for 2005 will be RMB73,500 million. As advised by the Company, the amount of this kind of continuing connected

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

transactions accounted for approximately 15% of the Company’s operating expenses and capital expenditure historically. The Company expects that the amount for 2005 will be at a similar level and taking into account its estimates of the operating expenses and capital expenditure for the current year and the possibility of increases in the oil price and construction costs, the amount of this kind of continuing connected transactions is estimated by the Company to be RMB73,500 million. When this amount of RMB73,500 million is added to the RMB2,913 million arising from the increase in transaction amount as described above, the total transaction amount for this kind of continuing connected transactions in 2005 will be RMB76,413 million.

(b)	Social and ancillary services

     CNODC has been providing social and ancillary services to the project company in Venezuela through its subsidiary. Such services include the provision of accommodation to the employees of the Venezuela project. The annual service fees charged by CNODC were determined according to market price and in the three years ended 31 December 2004, the fees charged by CNODC in this respect were RMB7 million, RMB10 million and RMB9 million respectively. The Company anticipates that the fee to be charged by CNODC in 2005 will not be higher than that in 2004. Therefore, the Company estimates that the fee to be charged by CNODC in this respect will be RMB9 million in 2005. Apart from the transaction as described above, the Company anticipates that the transaction amount relating to this kind of continuing connected transactions between the Group and CNPC Group for 2005 will be RMB5,000 million. This amount is consistent with the previous caps that were granted for 2002, 2003 and 2004 as the existing specific contracts for such services have not been revised, therefore the amount for 2005 is expected by the Company to remain at a similar level. When this amount is added to the RMB9 million arising from the transactions involving Venezuela as aforesaid, the total transaction amount for this kind of continuing connected transactions will be RMB5,009 million in 2005.

III.	Financial services

(a)	Loan borrowing

     As a result of the Prospective Continuing CT relating to loan borrowing, the Company estimates that the average daily outstanding principal amount of loans and the total amount of interest paid annually in respect of such loans relating to the Businesses and involving CPFC for 2005 will be approximately RMB6,913 million, out of which approximately RMB6,584 million will be the average daily outstanding principal amount of the loans and approximately RMB329 million will be the total amount of interest payable annually in respect of such loans.

     As most of the loans relating to the Businesses were advanced from third party banks from 2002 to 2004, the amount of loans advanced from CPFC during such periods were relatively small. Therefore, the Company considers that the figures for 2002 to 2004 do not provide a good reference for future estimation.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     However, the Company anticipates that in the future, the amount of loans relating to the Businesses to be advanced from CPFC will increase substantially because:

(i)	The amount of loans required by the Businesses will likely exceed the facility amount that can be granted by third party banks mentioned above. Under such circumstances, it will be increasingly difficult to obtain loans from such third party banks and therefore the Enlarged Group shall obtain such loans from CPFC.

(ii)	From 2002 to 2004, the majority of the third party loans were advanced by third party banks to CNODC and/or CNPC International Ltd. (a subsidiary of CNODC) as borrowers. Since it is difficult to predict whether the Enlarged Group can obtain loans from such third party banks or any other banks on the same terms after the Acquisition, it is expected that in the future, more loans will be obtained from CPFC.

     The estimated average daily outstanding principal amount of loans for 2005 is RMB6,584 million, which will consist of the following three types of loans:

(i)	Loans by CPFC to Newco (approximately RMB5,000 million)

     CPFC has been advancing loans to CNODC in the past. At the beginning of 2004, such loans amounted to approximately RMB1,400 million. During 2004, such loans had increased by approximately RMB3,600 million to reach an aggregate amount of RMB5,000 million. Upon completion of the Acquisition Agreement, such loans shall be transferred to Newco, therefore, the loan of RMB5,000 million due from CNODC to CPFC will become a loan due from Newco to CPFC upon completion of the Acquisition Agreement.

(ii)	Loans from CNPC to Newco through CPFC (approximately RMB500 million)

     CNPC has been advancing loans to CNPC International Ltd. through CPFC in the past to facilitate the exploration and development activities of certain oil fields. In 2004, such loans amounted to approximately RMB500 million. Upon completion of the Acquisition Agreement, the foresaid oil fields will become part of the Enlarged Group and the loans due to CNPC shall become loans due from the Enlarged Group to CNPC.

(iii)	Loan corresponding to deposit in the amount of approximately RMB1,100 million

     For tax arrangement purposes in Venezuela, CNODC has deposited an amount of approximately US$126 million (approximately RMB1,100 million) with CPFC. As a result of such deposit, CPFC has agreed to advance an equivalent amount of loan to the companies operating the Businesses in Venezuela. Upon completion of the Acquisition Agreement, the companies operating the Businesses in Venezuela will become part of the Enlarged Group

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

and so the amount of loan (which is equivalent to approximately RMB1,100 million) due from such companies to CPFC shall therefore become loans due from the Enlarged Group to CPFC.

     Due to the reasons stated above, the Company estimates that the amount of additional loans involving CNPC or CPFC for 2005 arising as a result of completion of the Transactions will be RMB6,584 million. The annual interest rate for each of the above three types of loan shall be approximately 5%. Therefore, the total amount of interest paid in respect of such loans for 2005 will be approximately RMB329 million.

     Apart from the transactions as described above, it is anticipated that the average daily outstanding principal of loans to be advanced by CPFC to the Group and the total amount of interest to be paid annually in respect of such loans for 2005 shall be RMB52,500 million. This amount is based on the total amount of credit facilities available to the Company from CPFC. The Company advised us that such credit facilities provide a useful source of funding which increases the Company’s flexibility in pursuing future acquisitions as well as reduces its overall funding costs.

     When the above amount of RMB52,500 million is added to the amount of approximately RMB6,913 million arising from the additional loan (together with amount of interest to be paid annually) as aforesaid, the Company estimates that the amount of average daily outstanding principal of loans together with the annual interest thereon will be RMB59,413 million.

(b) Deposit

     As described above, due to tax arrangement in Venezuela, CNODC has deposited a sum of US$126 million (equivalent to approximately RMB1,100 million) in CPFC and it is anticipated that the amount of interest to be received annually in respect of such deposit will be approximately RMB57 million in 2005.

     Apart from the transaction as described above, it is anticipated that the average daily deposit in CPFC by the Group and the total amount of interest to be received annually in respect of the deposit by the Group with CPFC for 2005 will be RMB4,500 million. As advised by the Company, it will continue to centralize its cash management system, which will result in a large number of settlements being processed by CPFC. The Company has determined that the amount of this kind of continuing connected transactions will be at a similar level as the last three years. When adding approximately RMB1,157 million arising from the additional deposit (together with amount of interest to be received annually as aforesaid), the amount will be RMB5,657 million in 2005.

BASIS OF OUR OPINION

     In assessing the fairness of the Acquisition and the Transfer, we have reviewed the net present value calculations provided by the Company and its advisers. In addition, we have compared the implied multiples of the Acquisition and the Transfer with comparable transactions and comparable companies.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

(1)	Comparable transaction analysis

     For our analysis, we have considered recent acquisition transactions that were completed in the same regions as the Businesses and PetroChina International, including Caspian (including Former Soviet Republic countries), North America, South America and South East Asia. In selecting the comparable transactions, we have taken into account various factors including the geographic location of the assets, the oil and gas mix, stage of development and timing of the transaction, based on publicly available information. In assessing the fairness of the Total Consideration and the purchase price to be paid to the Company for the Transfer, we have analysed enterprise value/1P reserves and enterprise value/2P reserves multiples from the precedent transactions.

     A review of over 100 transactions, the majority of which are from the last five years, across the regions in which the Businesses and Petrochina International operate, shows a typical transaction multiple range of between US$2/barrel of oil equivalent (“boe”) to approximately US$5/boe (excluding North America) for 1P reserves. We have also taken into account a number of recent transactions such as PTT Exploration and Production Plc and Mitsui Oil Exploration Co Ltd’s bid for Pogo Producing Company’s Thai assets, Chevron Corporation’s offer for Unocal Corporation and Perenco’s and Neal & Massey Energy bid for BP Plc’s Caribbean assets, which have been completed at significantly higher multiples than this historical range mainly as a result of rising oil prices and increased competition for acquiring oil and gas assets. These recent transactions have been in the range of US$5.7/boe to US$14/boe on a 1P basis.

     Typical 2P reserves multiples across the regions in which the Businesses and Petrochina International operate are in the range of US$1/boe to US$4/boe (excluding North America). Typical transactions in North America show a significantly higher multiple, which for 1P reserves is in the range of US$11/boe to US$15/boe. As majority of the Businesses are located in the Caspian and the South America regions and only a small proportion are located in North America, the precedent transactions in North America are less relevant for our analysis.

     A summary of our comparable transaction analysis is presented below:

     US$/boe

	Enterprise value/1P reserves		Enterprise value/2P reserves
Region	Low	High	Low	High
Caspian	$2.00	$4.50	$1.00	$2.50
North America	$11.00	$15.00	$10.00	$12.00
South America	$3.50	$5.70	$3.00	$4.00
South East Asia	$2.00	$14.00	$1.50	$3.00

Precedent transactions range	$2.00	$5.00	$1.00	$4.00

     Source: J.S. Herold Database and other public sources

     Our review of the acquisition multiples of the selected transactions indicates that the implied multiples of the Transactions are within the range of the precedent transactions as stated in the table above.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

(2)	Comparable company analysis

     Since the Businesses and PetroChina International operate in many different countries, we have selected our universe of comparable companies from emerging market oil companies as well as internationally focused exploration and production companies. From this universe of companies, we have selected a smaller set of companies based on the extent of their focus on the upstream section of their business, the location of their assets, oil and gas mix (production and reserves) together with other operating and financial characteristics, based on publicly available information. The companies we have considered in our analysis include: China National Offshore Oil Company Limited, PetroChina Company Limited, PTT Exploration & Production PCL, Oil & Natural Gas Corporation Limited, Petroleo Brasileiro SA, Petro-Canada, Santos Limited, Woodside Petroleum Limited, Talisman Energy Incorporated, Apache Corporation, Nelson Resources Limited, Anadarko Petroleum Corporation and PetroKazakhstan Incorporated. In assessing the fairness of the Total Consideration and the purchase price to be paid to the Company for the Transfer, we have reviewed enterprise value/EBITDAX (earnings before interest, depreciation, amortization and exploration expenses) and enterprise value/year-end 2004 1P reserves. In addition, we have analyzed enterprise value/year-end 2004 2P reserves multiples to the extent that such information is publicly available.

     Emerging market oil and gas companies typically trade in a range of US$4/boe to US$10/boe for 1P reserves, with a mean of US$6.3/boe. Enterprise value/EBITDAX multiples for this peer group are in the range of 5.1x to 7.5x, with a mean of 5.8x. Internationally focused exploration and production companies in the peer group considered in this analysis trade in a higher range for 1P reserves of between US$6.9/boe and US$19.0/boe, with a mean of US$13.1/boe. Enterprise value/ EBITDAX multiples for this peer group are in the range of 2.9x to 10.2x, with a mean of 5.8x. The mean enterprise value/1P reserves multiple and enterprise value/EBITDAX multiple for both peer groups is US$10.5/boe and 5.8x respectively.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     A summary of our comparable company analysis is presented below:

	Enterprise value/
	year-end 2004 1P	Enterprise value/
	reserves	EBITDAX
	US$/boe	X
Emerging Market Oil & Gas Companies
China National Offshore Oil Company Limited	$9.6	5.5x
PetroChina Company Limited	$7.1	5.1x
PTT Exploration & Production PCL	$5.9	6.3x
Oil & Natural Gas Corporation Limited	$4.7	7.5x
Petroleo Brasileiro SA	$4.1	4.9x
Mean	$6.3	5.8x

Internationally focused exploration and production Companies
Petro-Canada	$19.0	4.8x
Santos Limited	$17.7	6.3x
Woodside Petroleum Limited	$16.2	10.2x
Talisman Energy Incorporated	$13.6	5.9x
Apache Corporation	$12.6	5.6x
Nelson Resources Limited	$9.0	6.1x
Anadarko Petroleum Corporation	$9.6	4.6x
PetroKazakhstan Incorporated	$6.9	2.9x
Mean	$13.1	5.8x

Global mean	$10.5	5.8x

     Source: Bloomberg, companies’ public filings and other public sources

     Our review indicates that the implied multiples of the Transactions are fair as compared with the trading multiples of the selected comparable companies as calculated above.

     In providing our opinion with respect to the Prospective Continuing CT, we have relied on the information and reasons given to us by the Company in respect of the existing corresponding transactions and the Prospective Continuing CT as outlined in the Background Information section.

OUR OPINION

     Based upon and subject to the foregoing, as well as the qualifications set out in this letter, we consider as the date hereof that:

(a)	from a financial point of view, the Acquisition and the Transfer are fair and reasonable and in the interests of the company and its shareholders as a whole; and

(b)	the Prospective Continuing CT are on normal commercial terms and are conducted in the ordinary and usual course of business and from a financial point of view, are fair and reasonable and in the interests of the Company and its shareholders as a whole.

LETTER FROM ABN AMRO ASIA CORPORATE FINANCE LIMITED

     Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to approve the Acquisition Agreement, the Transfer Agreement, the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps at the EGM.

Yours faithfully
For and on behalf of
ABN AMRO Asia Corporate Finance Limited
Matthew Kirkby	Michael Bracken
Managing Director	Managing Director

APPENDIX I	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

     The following is a summary of the technical consultants report dated 30 June 2005 prepared by Gaffney, Cline & Associates for incorporation in this circular. This summary is included in this circular on a voluntary basis for the purpose of providing the shareholders of the Company with additional information. A copy of the technical consultants report prepared by Gaffney, Cline and Associates is available for inspection as described in the section headed “Documents Available for Inspection” in Appendix IV.

COMBINED RESERVES REPORT OF SELECTED PETROLEUM ASSETS
As of 31 December 2004

     Gaffney, Cline & Associates (“GCA”) is pleased to present this summary report which combines the results of work recently undertaken by two reserves consultants — GCA and DeGolyer and MacNaughton (“D&M”). The report summarizes the Proved and Probable Reserves (as of 31 December 2004) attributable to certain petroleum interests held by China National Oil and Gas Exploration and Development Corporation (“CNODC”). A full list of the properties reviewed is presented in Table 1 of this report.

     The estimates of reserves shown in this report are based on definitions of the United States’ Securities and Exchange Commission (“SEC”) and the Society of Petroleum Engineers (“SPE”) which are widely used in the petroleum industry.

     The Proved (1P) reserves have been estimated in accordance with the definitions contained in Rule 4–10(a) of Regulation S-X of the SEC, while the Proved plus Probable (2P) estimates are based on the March 1997 reserves definitions jointly promulgated by the SPE/World Petroleum Congress (“WPC”)/American Association of Petroleum Geologists (“AAPG”).

     Reserves estimated in this report are expressed as net reserves. Net Reserves are shown on a net “economic entitlement” basis rather than net working interest. These volumes are derived by converting calculated net revenue accruing to CNODC under the terms of the relevant contracts or operating agreements into “equivalent” barrels of oil or cubic feet of gas by dividing by the oil and gas prices on 31 December 2004. This method is considered by the SEC to more closely represent the actual reserve volume entitlement that can be monetized by a company.

     For the sake of consistency, the economic limit test applied to the 2P reserves was undertaken in a similar manner to the 1P reserves, i.e., based on an undiscounted cash flow analysis and assuming unescalated constant costs and prices.

1. DEFINITIONS FOR OIL AND GAS RESERVES

     Proved oil and gas reserves — Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can

APPENDIX I	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

     Proved developed oil and gas reserves — Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Proved undeveloped reserves — Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     The probable reserves presented in this report have been prepared in accordance with reserves definitions approved in March 1997 by the SPE and the WPC.

     Probable Reserves — Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50-percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

     In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3)

APPENDIX I	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

2.	RESULTS SUMMARY

     The following table presents total net reserves attributable to CNODC and estimated in accordance with SEC and SPE definitions as described above.

Net Reserves as of 31 December 2004

	Proved	Proved	Total	Proved plus
	Developed	Undeveloped	Proved	Probable

OIL & CONDENSATE
Thousand Stock Tank Barrels	320,658	385,571	706,229	1,050,045
GAS
Million Standard Cubic Feet	340,297	175,697	515,994	1,577,046

TOTAL
Thousand Barrels of Oil Equivalent	377,374	414,854	792,228	1,312,887

     A more complete breakdown by country is provided in Tables 2 and 3.

3.	BASIS OF OPINION

     This report has been conducted within the context of GCA’s understanding of the effects of petroleum legislation, taxation and other regulations that currently pertain to the various properties. However, GCA is not in a position to attest to the property title, financial interest relationships or encumbrances thereon for any part of the properties reviewed.

     The D&M results have been reported without any modifications.

     It should be understood that any evaluation, particularly one involving future petroleum developments, may be subject to significant variations over short periods of time as new information becomes available and perceptions change.

GAFFNEY, CLINE & ASSOCIATES (CONSULTANTS) PTE LTD David S. Ahye Regional Manager, Asia Pacific 30 June 2005

APPENDIX I	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

TABLE 1

INTERESTS AND CONTRACT EXPIRATION DATES
As of 31 December 2004
CHINA NATIONAL OIL AND GAS EXPLORATION AND DEVELOPMENT CORPORATION
(CNODC)

		Interest	Working
Country Field or Block	Fiscal Regime	Holder	Interest	Expiration Date

Azerbaijan
KK Oil Fields	PSC[1]	CNODC	25%	2023
Gobustan Oil Field	PSC[1]	CNODC	25.132%	2023
Canada
Acheson	Licence	CNODC	Various [2]	held by production[3]
Drumheller	Licence	CNODC	Various [2]	held by production[3]
Golden Lake	Licence	CNODC	No Reserves	held by production[3]
Hoole	Licence	CNODC	No Reserves	held by production[3]
Lone Rock	Licence	CNODC	31.8%	held by production[3]
Pembina	Licence	CNODC	100%	held by production[3]
Pouce Coupe	Licence	CNODC	16.667%	held by production[3]
Twinning North	Licence	CNODC	15.985%	held by production[3]
China
Fushan Depression	License	CNODC	100%	2038
Kazakhstan
Aktobe Oil Fields	Licences	CNODC	70.4%	2022
North Buzachi	Licences	CNODC	50%	2022
Oman
Block 5	PSC[1]	CNODC	25%	2028
Peru
6/7 Blocks	Licences	CNODC	50%	2015
Block 1AB	Licences	CNODC	45%	2015
Block 8	Licences	CNODC	27%	2015
Venezuela
Caracoles	Service contract	CNODC	100%	2018
Intercampo Norte	Service contract	CNODC	100%	2018
MPE-3	Service contract	CNODC	40%	2031

Notes:

[1]	Production Sharing Contract

[2]	The Canadian assets are small, GCA used D&M’s description of “various”.

[3]	The company continues to hold rights to the concession as long as it continues to produce.

APPENDIX I	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

TABLE 2

NET OIL AND CONDENSATE RESERVES
As of 31 December 2004
Thousand Stock Tank Barrels

	Proved	Proved		Proved Plus
Country	Developed	Undeveloped	Total Proved	Probable
Azerbaijan	1,677	269	1,946	6,777
Canada	564	0	564	564
China	1,900	3,300	5,200	17,500
Kazakhstan	241,340	189,743	431,083	623,902
Oman	1,464	67	1,531	3,685
Peru	48,713	13,692	62,405	69,617
Venezuela	25,000	178,500	203,500	328,000

TOTAL	320,658	385,571	706,229	1,050,045

TABLE 3

NET GAS RESERVES
As of 31 December 2004
Million Standard Cubic Feet

	Proved	Proved		Proved Plus
Country	Developed	Undeveloped	Total Proved	Probable
Azerbaijan	615	5,480	6,095	22,520
Canada	2,649	0	2,649	2,649
China	23,900	33,100	57,000	139,800
Kazakhstan	310,388	137,117	447,505	1,409,332
Oman	0	0	0	0
Peru	2,745	0	2,745	2,745
Venezuela	0	0	0	0

TOTAL	340,297	175,697	515,994	1,577,046

APPENDIX II	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

     The following is a summary of the technical consultants report dated 30 June 2005 prepared by DeGolyer and MacNaughton for incorporation in this circular. This summary is included in this circular on a voluntary basis for the purpose of providing the shareholders of the Company with additional information. A copy of the technical consultants report prepared by DeGolyer and MacNaughton is available for inspection as described in the section headed “Documents Available for Inspection” in Appendix IV.

APPRAISAL REPORT AS OF 31 DECEMBER 2004 ON THE PROVED AND PROBABLE RESERVES OF CERTAIN PETROLEUM INTERESTS OWNED BY PETROCHINA INTERNATIONAL LIMITED

1.	FOREWORD

1.1	Scope of Investigation

     This report presents an appraisal, as of 31 December 2004, of the extent and value of the Proved, and Probable crude oil, condensate, liquefied petroleum gas (LPG), and natural gas reserves of certain petroleum interests owned by PetroChina International Limited (PetroChina International) in Indonesia. PetroChina International owns interests in seven blocks in Indonesia, The Bangko, Jabung, Selat Panjang, and South Jambi “B” PSCs in Sumatra, and the Kepala Burung (Salawati Basin) and Salawati Kepala Burung (Salawati Island) PSCs in Irian Jaya, and Tuban in Java, is operated under terms of a JOB. Oil, condensate, and LPG reserves are reported in thousands of barrels and gas reserves are reported in millions of cubic feet. This report has been prepared at the request of PetroChina International.

     Proved reserves as estimated herein are in accordance with United States Securities and Exchange Commission (SEC) guidelines, while the Probable reserves are estimated in accordance with reserves definitions approved in March 1997 by the Society of Petroleum Engineers (SPE) and the World Petroleum Congresses (WPC).

     Reserves estimated in this report are expressed as net reserves. Net reserves are defined as that portion of the total estimated petroleum to be produced from these properties after 31 December 2004, attributable to PetroChina International after deducting royalty and all interests owned by others.

     Six blocks are operated under terms of a production sharing contract (PSC) and one block under a joint operating body (JOB) agreement. Terms of the PSCs and the JOB allow the contractor to be reimbursed for its share of capital and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel equivalent by dividing by product prices. That net interest is termed an “entitlement interest” and is used herein for reporting PetroChina International’s net reserves.

1.2	Authority

     This report was authorized by Mr. Bo Qiliang, Senior Vice President, PetroChina International.

APPENDIX II	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

1.3	Source of Information

     Information used in the preparation of this report was obtained from PetroChina International. In the preparation of this report we have relied, without independent verification, upon such information furnished by PetroChina International with respect to the property interests, current costs of operation and development, current prices for production, agreements relating to future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

2.	CLASSIFICATION OF RESERVES

     Petroleum reserves included in this report that are classified as proved are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(13) of Regulation S-X of the SEC of the United States. The petroleum reserves are classified as follows:

     Proved oil and gas reserves — Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)	Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)	Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)	Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves” (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

APPENDIX II	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

     Proved developed oil and gas reserves — Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Proved undeveloped reserves — Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

     The Probable reserves presented in this report have been prepared in accordance with reserves definitions approved in March 1997 by the SPE and the WPC. Probable reserves are based on geologic and/or engineering data similar to that used in estimates of proved reserves; but technical, contractual, economic, or regulatory uncertainties preclude such reserves being classified as proved. They may be estimated assuming future economic conditions different from those prevailing at the time of the estimate. The effect of possible future improvements in economic conditions and technological developments can be expressed by allocating appropriate quantities of reserves to the probable classifications.

     Probable Reserves — Probable reserves are those unproved reserves which analysis of geological and engineering data suggests are more likely than not to be recoverable. In this context, when probabilistic methods are used, there should be at least a 50-percent probability that the quantities actually recovered will equal or exceed the sum of estimated proved plus probable reserves.

     In general, probable reserves may include (1) reserves anticipated to be proved by normal step-out drilling where sub-surface control is inadequate to classify these reserves as proved, (2) reserves in formations that appear to be productive based on well log characteristics but lack core data or definitive tests and which are not analogous to producing or proved reservoirs in the area, (3) incremental reserves attributable to infill drilling that could have been classified as proved if closer statutory spacing had been approved at the time of the estimate, (4) reserves attributable to improved recovery methods that have been established by repeated commercially successful applications when (a) a project or pilot is planned but not in operation and (b) rock, fluid, and reservoir characteristics appear favorable for commercial application, (5) reserves in an area of the formation that appears to be separated from the proved area by faulting and the geologic interpretation indicates the subject area is structurally higher than the proved area, (6) reserves attributable to a future workover, treatment, re-treatment, change of equipment, or other mechanical procedures, where such procedure has not been proved successful in wells which exhibit similar behavior in analogous reservoirs, and (7) incremental reserves in proved reservoirs where an alternative interpretation of performance or volumetric data indicates more reserves than can be classified as proved.

APPENDIX II	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

     The extent to which Probable reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating Probable reserves is influenced by economic and technological factors as well as the time element. Probable reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with proved reserves.

3.	RESULTS SUMMARY

     The estimated Proved Developed, total Proved, and Probable oil, condensate, LPG, and natural gas reserves, as of 31 December 2004, of certain fields attributable to the interests held by PetroChina International in Indonesia are summarized as follows, expressed in millions of cubic feet (MMcf) or thousands of barrels (Mbbl):

	Net Reserves
	Oil and	LPG	Sales Gas
	Condensate (Mbbl)	(Mbbl)	(MMcf)
Proved Developed	11,710	2,208	56,757
Total Proved	19,073	27,064	254,117
Probable*	11,938	12,544	183,623

*	Probable reserves have not been adjusted for risk.

Submitted,

DeGOLYER and MacNAUGHTON

SIGNED: June 30, 2005
Charles F. Boyette, P.E. Vice President
DeGolyer and MacNaughton

APPENDIX II	SUMMARY OF AN INDEPENDENT
TECHNICAL CONSULTANTS REPORT

TABLE 1

INTEREST AND CONTRACT EXPIRATION DATES
AS OF 31 DECEMBER 2004 FOR CERTAIN BLOCKS
WITH INTEREST OWNED BY PETROCHINA INTERNATIONAL LIMITED
IN REPUBLIC OF INDONESIA

		Working	Expiration
Country Block	Fiscal Regime	Interest	Date
Indonesia
Bangko	PSC	50%	2025
Jabung	PSC	45%	2023
Selat Panjang	PSC	45%	2021
Kepala Burung, Salawati Basin	PSC	30%	2016
Kepala Burung, Salawati Island	PSC	16.79%	2020
South Jambi B	PSC	30%	2020
Tunban	JOB	25%	2018

TABLE 2

SUMMARY OF NET PROVED RESERVES
AS OF 31 DECEMBER 2004 OF CERTAIN BLOCKS
REPUBLIC OF INDONESIA

	Net Reserves
	Proved Developed			Proved Undeveloped			Total Proved			Probable
	Oil and		Sales	Oil and		Sales	Oil and	Sales		Oil and		Sales
	Condensate	LPG	Gas	Condensate	LPG	Gas	Condensate	LPG	Gas	Condensate	LPG	Gas
Block	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)	(Mbbl)	(Mbbl)	(MMcf)
Bangko	0	0	0	0	0	0	0	0	0	0	0	0
Jabung	6,650	2,188	54,056	7,260	24,856	155,203	13,910	27,044	209,259	10,427	12,544	90,285
Salawati Basin	3,045	20	287	0	0	0	3,045	20	287	617	0	0
Salawati Island	606	0	0	0	0	0	606	0	0	364	0	0
Selat Panjang	0	0	0	0	0	0	0	0	0	0	0	0
South Jambi “B”	19	0	2,414	0	0	42,157	19	0	44,571	104	0	93,338
Tuban	1,390	0	0	103	0	0	1,493	0	0	426	0	0

Total	11,710	2,208	56,757	7,363	24,856	197,360	19,073	27,064	254,117	11,938	12,544	183,623

APPENDIX III	UNAUDITED PRO-FORMA FINANCIAL INFORMATION
OF THE ENLARGED GROUP

INTRODUCTION

     Pursuant to the Acquisition Agreement entered into between PetroChina Company Limited (“Company”), China National Oil and Gas Exploration and Development Corporation (“CNODC”), Central Asia Petroleum Company Limited (“Central Asia”) and [Chinese Character] (“Newco”) on 9 June 2005, the Company has agreed to acquire 50% interest in Newco at the Total Consideration (the “Acquisition”). Currently CNODC and Central Asia own 95% and 5% interest respectively in the registered capital of Newco. Upon completion of the Acquisition, CNODC will acquire a 5% interest in Newco from Central Asia. Moreover, the Company will contribute the Total Consideration RMB20,741,250,000 (equivalent to approximately US$2.5 billion at the exchange rates stipulated by the People’s Bank of China on 31 December 2004) to Newco. The Total Consideration will be paid on the completion date of the Acquisition by the payment of cash in RMB, and will be funded by internal resources. Out of the Total Consideration, RMB50,000,000 will be contributed as new registered capital and the remaining RMB20,691,250,000 will be treated as capital reserves. Upon completion of the Acquisition, Newco will be owned as to 50% by the Company and 50% by CNODC.

     Pursuant to the Transfer Agreement entered into between the Company and Newco on 9 June 2005, the Company has agreed to transfer and Newco has agreed to purchase the entire issued share capital of PetroChina International Ltd. (“PetroChina International”) (the “Transfer”). The total consideration for the Transfer payable by Newco to the Company is RMB579,355,000 (equivalent to US$70,000,000 at the exchange rates stipulated by the People’s Bank of China on 31 December 2004).

BASES OF PREPARATION OF THE UNAUDITED PRO-FORMA FINANCIAL INFORMATION

     The above Acquisition and Transfer are combination of entities under common control since the Company, CNODC, Central Asia, Newco and PetroChina International are all under the common control of CNPC. Accordingly, the Company will account for the Acquisition and Transfer in a manner similar to a uniting of interests, whereby the assets and liabilities of Newco are accounted for at historical cost to CNODC (in the case of the Acquisition) and to the Company (in the case of the Transfer). After the completion of the Acquisition and the Transfer, the financial statements of the Company will be restated to give effect to the transactions with all periods presented as if the operations of the Company and Newco have always been combined. No gains or losses will be recognised in the consolidated income statement of the Company.

     According to the revised articles of association of Newco, following the completion of the Acquisition, Newco shall have seven directors, four of which shall be nominated by the Company, and three shall be nominated by CNODC, and all significant decisions shall require the affirmative vote of more than one-half of the Board members. The Company has the power to control the Newco, and therefore accounts for Newco as a subsidiary.

     The accompanying unaudited pro-forma balance sheet has been prepared based on the historical consolidated balance sheet of the Company as of 31 December 2004 after giving effect to the pro-forma adjustments described below as if the Acquisition and Transfer had been completed on 31 December 2004. The accompanying unaudited pro-forma income statement has been prepared based on the historical consolidated income statement of the Company for the year ended 31 December 2004 after giving effect to the pro-forma adjustments described below as if the Acquisition and Transfer had been completed on 1 January 2004.

APPENDIX III	UNAUDITED PRO-FORMA FINANCIAL INFORMATION
OF THE ENLARGED GROUP

PRO-FORMA ADJUSTMENTS

(1)	Adjustment is made to reflect the financial position of Newco as of 31 December 2004, and of the results of its operations for the year ended 31 December 2004.

Newco is a PRC company established on 14 March 2005, with the purpose of acquiring and operating certain businesses presently operated by the Company and CNODC. The businesses, to be operated by Newco upon completion of the Acquisition and Transfer, consist of principally upstream oil and gas producing assets in Kazakhstan, Venezuela, Peru, Algeria, Oman, Azerbaijan, Canada, Ecuador, and China (refer to Sections 5 and 6 from pages 20 to 29 to the main document for further details).

The unaudited pro-forma combined financial information of Newco as of and for the year ended 31 December 2004 for inclusion in the pro-forma financial information, is prepared by combining the individual unaudited management accounts (corresponding to the individual businesses in the countries mentioned above other than PetroChina International, the “Acquired Businesses”) that reflect adjustments (if any) necessary for compliance with the International Financial Reporting Standards.

Certain head office costs of CNODC have been allocated to Newco, and these costs consist of: (1) Employee compensation costs; (2) Selling, general and administrative expenses; and (3) Interest expenses.

1.	Employee compensation costs not specifically identifiable to any businesses are allocated to the businesses based on the ratio of the individual businesses’ revenues to the total historical revenue of CNODC.

2.	Selling, general and administrative expenses not specifically identifiable to any businesses are allocated to the businesses based on the ratio of the individual businesses’ revenues to the total historical revenue of CNODC.

3.	Interest expenses not specifically identifiable to any businesses are allocated to the individual businesses’ loans to the total historical loans of CNODC.

The Company believes the foregoing presents a reasonable basis of estimating what Newco’s expenses would have been on a historical basis.

Inter-company transactions, balances and unrealized gains on transactions between group companies, if any, are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of Newco have been changed where necessary to ensure consistency with the policies adopted by the Company.

(2)	Adjustment is made to reflect the minority shareholders’ share in net assets of the Acquired Businesses and elimination of capital as at 31 December 2004, as if the Acquisition had been completed on 31 December 2004.

(3)	Adjustment is made to reflect the reduction in minority shareholders’ share in net assets of the Enlarged Group as at 31 December 2004 as the result of the consideration paid for the Transfer, as if the Transfer had been completed on 31 December 2004.

APPENDIX III	UNAUDITED PRO-FORMA FINANCIAL INFORMATION
OF THE ENLARGED GROUP

(4)	Adjustment is made to reflect the minority shareholders’ share in the results of the Acquired Businesses for the year ended 31 December 2004, as if the Acquisition had been completed on 1 January 2004. This adjustment is expected to have continual effect on the Company.

(5)	Adjustment is made to reflect the minority shareholders’ share in the results of PetroChina International for the year ended 31 December 2004, as if the Transfer had been completed on 1 January 2004. This adjustment is expected to have continual effect on the Company.

     The unaudited pro-forma financial information does not purport to represent what the financial position or results of operations would actually have been if the events described above had in fact occurred on such date or at the beginning of such period, or to project the financial position or results of operations for any future date or period and are included for information purposes only.

APPENDIX III	UNAUDITED PRO-FORMA FINANCIAL INFORMATION
OF THE ENLARGED GROUP

UNAUDITED PRO-FORMA BALANCE SHEET OF THE ENLARGED GROUP
As at 31 December 2004

	The Company’s
	Historical				Unaudited
	Consolidated				Pro-forma
	Balance Sheet				Balance
	Extracted from				Sheet of the
	Published	Pro-forma	Pro-forma	Pro-forma	Enlarged
	Annual Report	Adjustment 1	Adjustment 2	Adjustment 3	Group
		(Amounts in millions, Renminbi)
Assets
Non current assets
Property, plant and equipment	468,519	15,429	—	—	483,948
Investment in associates	7,923	2,035	—	—	9,958
Originated loans and receivables	—	252	—	—	252
Available-for-sale investments	1,510	—	—	—	1,510
Advance operating lease payments	12,248	—	—	—	12,248
Intangible and other assets	2,987	—	—	—	2,987
Bank deposits	—	3,812	—	—	3,812

	493,187	21,528	—	—	514,715

Current assets
Inventories	45,771	1,163	—	—	46,934
Accounts receivable	2,662	907	—	—	3,569
Prepaid expenses and other current assets	17,563	2,777	—	—	20,340
Notes receivable	4,824	—	—	—	4,824
Receivables under resale agreements	33,217	—	—	—	33,217
Time deposits with maturities over three months	1,400	—	—	—	1,400
Cash and cash equivalents	11,304	328	—	—	11,632

Total current assets	116,741	5,175	—	—	121,916

Current liabilities
Accounts payable and accrued liabilities	70,696	2,064	—	—	72,760
Income tax payable	17,484	—	—	—	17,484
Other taxes payable	4,633	226	—	—	4,859
Short-term borrowings	27,276	6,843	—	—	34,119

	120,089	9,133	—	—	129,222

Net current liabilities	(3,348)	(3,958)	—	—	(7,306)

Total assets less current liabilities	489,839	17,570	—	—	507,409

Financed by:
Capital reserves
Share capital	175,824	50	(50)	—	175,824
Retained earnings	143,624	—	—	—	143,624
Reserves	105,764	5,494	(13,093)	57	98,222

Shareholders’ equity	425,212	5,544	(13,143)	57	417,670

Minority interests	9,391	2,417	13,143	(57)	24,894

Non current liabilities
Long-term borrowings	38,458	5,548	—	—	44,006
Provision for dismantlement and site restoration costs	—	919	—	—	919
Deferred taxation	14,340	3,132	—	—	17,472
Other long-term obligations	2,438	10	—	—	2,448

	55,236	9,609	—	—	64,845

	489,839	17,570	—	—	507,409

APPENDIX III	UNAUDITED PRO-FORMA FINANCIAL INFORMATION
OF THE ENLARGED GROUP

UNAUDITED PRO-FORMA INCOME STATEMENT OF THE ENLARGED GROUP
For the year ended 31 December 2004

	The Company’s
	Historical
	Consolidated				Unaudited
	Income				Pro-forma
	Statement				Income
	Extracted from				Statement of
	Published	Pro-forma	Pro-forma	Pro-forma	the Enlarged
	Annual Report	Adjustment 1	Adjustment 4	Adjustment 5	Group
		(Amounts in millions, Renminbi)
Turnover	388,633	11,643	—	—	400,276
Operating expenses
Purchases, services and other	(116,353)	(1,812)	—	—	(118,165)
Employee compensation costs	(22,309)	(507)	—	—	(22,816)
Exploration expenses, including exploratory dry holes	(11,723)	(367)	—	—	(12,090)
Depreciation, depletion and amortisation	(46,411)	(1,967)	—	—	(48,378)
Selling, general and administrative expenses	(26,377)	(1,878)	—	—	(28,255)
Shut down of manufacturing assets	(220)	—	—	—	(220)
Taxes other than income taxes	(18,685)	(309)	—	—	(18,994)
Revaluation loss of property, plant and equipment	—	—	—	—	—
Other income/(expense), net	31	(161)	—	—	(130)

Total operating expenses	(242,047)	(7,001)	—	—	(249,048)

Profit from operations	146,586	4,642	—	—	151,228
Finance costs
Exchange gain	50	175	—	—	225
Exchange loss	(123)	(94)	—	—	(217)
Interest income	1,107	262	—	—	1,369
Interest expense	(2,303)	(537)	—	—	(2,840)

Total finance costs	(1,269)	(194)	—	—	(1,463)
Share of profit of associates	1,824	137	—	—	1,961

Profit before taxation	147,141	4,585	—	—	151,726
Taxation	(42,563)	(1,380)	—	—	(43,943)

Profit before minority interests	104,578	3,205	—	—	107,783
Minority interests	(1,651)	(960)	(1,123)	(74)	(3,808)

Net profit	102,927	2,245	(1,123)	(74)	103,975

APPENDIX III	UNAUDITED PRO-FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

     This letter is included in this circular on a voluntary basis for the purpose of providing the shareholders of the Company with additional information. Set out below is the text of the letter prepared by PricewaterhouseCoopers on the unaudited pro-forma financial information of the Enlarged Group for inclusion in this Circular.

30 June 2005

The Directors
PetroChina Company Limited

Dear Sirs

     We report on the unaudited pro-forma financial information, which comprises unaudited pro-forma balance sheet and unaudited pro-forma income statement of PetroChina Company Limited (the “Company”) and its subsidiaries and [Chinese Character] (hereinafter referred to as the “Enlarged Group”) set out in pages 75 to 79 of Appendix III of the Company’s circular dated 30 June 2005 in connection with the connected transactions and continuing connected transactions (the “Circular”). The unaudited pro-forma financial information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Acquisition and Transfer (as defined in page 75 of Appendix III of the Circular) might have affected the relevant financial information of the Enlarged Group as of and for the year ended 31 December 2004.

RESPONSIBILITIES

     It is the responsibility solely of the directors of the Company to prepare the unaudited pro-forma financial information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Listing Rules”).

     It is our responsibility to form an opinion, as required by Rule 4.29 of the Listing Rules, on the unaudited pro-forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro-forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

BASIS OF OPINION

     We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 “Reporting on pro-forma financial information pursuant to the Listing Rules” issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted

APPENDIX III	UNAUDITED PRO-FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro-forma financial information with the directors of the Company.

     Our work does not constitute an audit or review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, and accordingly, we do not express any such assurance on the unaudited pro-forma financial information.

     The unaudited pro forma financial information has been prepared on the bases set out on pages 75 to 79 for illustrative purpose only and, because of its nature, it may not be indicative of:

–	the financial position of the Enlarged Group at any future date, or

–	the financial results of the Enlarged Group for any future periods.

     Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

OPINION

     In our opinion:

(a)	the unaudited pro-forma financial information has been properly compiled by the directors of the Company on the basis stated;

(b)	such basis is consistent with the accounting policies of the Company; and

(c)	the adjustments are appropriate for the purposes of the unaudited pro-forma financial information as disclosed pursuant to Rule 4.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

APPENDIX IV	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTEREST

     As at the Latest Practicable Date:

(a)	other than Zou Haifeng, a Director, who holds 3,550 A shares in Jilin Chemical Industrial Company Limited, a subsidiary of the Company, none of the Directors, supervisors or chief executives of the Company had any interest and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) (“SFO”), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provision of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(b)	the Company has not granted its Directors, chief executive or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

(c)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group; and

(d)	none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2004, being the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ INTEREST IN COMPETING BUSINESS

     As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

APPENDIX IV	GENERAL INFORMATION

4.	SUBSTANTIAL SHAREHOLDERS

     Save as disclosed herein, as at the Latest Practicable Date, as far as is known to the Directors and the chief executive of the Company, the following persons have an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who are directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

			Number of Shares
			Percentage of			Percentage
			the total			of the total	Percentage
			number of	Percentage of		number of	of the
			that class in	the total share	Lending	that class in	total share
Shareholders	Class of Shares	Long Position	issue	capital	Pool(3)	issue	capital
			(%)	(%)		(%)	(%)
CNPC	Domestic Shares	158,241,758,000	100.00	90	—	—	—
Warren E. Buffett(1)	H Shares	2,347,761,000	13.35	1.335	—	—	—
J.P. Morgan Chase & Co.(2)	H Shares	892,620,368	5.08	0.508	524,999,946	2.99	0.299

Notes:

(1)	By virtue of Warren E. Buffett’s 35.4% interest in Berkshire Hathaway Inc., Berkshire Hathaway Inc.’s 100% interest in OBH Inc., OBH Inc.’s 100% interest in National Indemnity Co. and 100% interest in GEICO Corporation, and GEICO Corporation’s 100% interest in Government Employees Inc. Company, each of Warren E. Buffett, Berkshire Hathaway Inc. and OBH Inc. is deemed to be interested in the 2,279,151,000 H Shares held by National Indemnity Co. and the 68,610,000 H Shares held by Government Employees Inc. Company, totaling 2,347,761,000 H Shares.

(2)
(i)       By virtue of J.P. Morgan Chase & Co.’s 100% interest in J.P. Morgan Chase Bank, N.A., J.P. Morgan Chase & Co. is deemed to be interested in 524,999,946 H Shares directly held by J.P. Morgan Chase Bank, N.A.

(ii)	By virtue of J.P. Morgan Chase & Co.’s 100% interest in J.P. Morgan Bank, N.A., J.P. Morgan Bank, N.A.’s 100% interest in J.P. Morgan International Inc., J.P. Morgan International Inc.’s 100% interest in Bank One International Holdings Corporation, Bank One International Holdings Corporation’s 100% interest in J.P. Morgan International Finance Limited, J.P. Morgan International Finance Limited’s 72.72% interest in J.P. Morgan Capital Holdings Limited, J.P. Morgan Capital Holdings Limited’s 100% interest in J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited’s 100% interest in J.P. Morgan Chase International Holdings Limited, J.P. Morgan Chase International Holdings Limited’s 90% interest in J.P. Morgan Securities Ltd., each of J.P. Morgan Chase & Co., J.P. Morgan Bank, N.A., J.P. Morgan International Inc., Bank One International Holdings Corporation, J.P. Morgan International Finance Limited, J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited and J.P. Morgan Chase International Holdings Limited is deemed to be interested in 29,482,932 H Shares directly held by J.P. Morgan Securities Ltd.

(iii)	By virtue of J.P. Morgan Chase & Co.’s 100% interest in J.P. Morgan Bank, N.A., J.P. Morgan Bank, N.A.’s 100% interest in J.P. Morgan International Inc., J.P. Morgan International Inc.’s 100% interest in Bank One International Holdings Corporation, Bank One International Holdings Corporation’s 100% interest in J.P. Morgan Overseas Capital Corporation, J.P. Morgan Overseas Capital Corporation’s 100% interest in J.P. Morgan Whitefriars Inc., each of J.P. Morgan Chase & Co., J.P. Morgan Bank, N.A., J.P. Morgan International Inc., Bank One International Holdings Corporation and J.P. Morgan Overseas Capital Corporation is deemed to be interested in 128,966,788 H Shares directly held by J.P. Morgan Whitefriars Inc.

APPENDIX IV	GENERAL INFORMATION

(iv)	By virtue of J.P. Morgan Chase & Co.’s 100% interest in J.P. Morgan Bank, N.A., J.P. Morgan Bank, N.A.’s 100% interest in J.P. Morgan International Inc., J.P. Morgan International Inc.’s 100% interest in Bank One International Holdings Corporation, Bank One International Holdings Corporation’s 100% interest in J.P. Morgan Overseas Capital Corporation, J.P. Morgan Overseas Capital Corporation’s 100% interest in J.P. Morgan International Bank Limited, each of J.P. Morgan Chase & Co., J.P. Morgan Bank, N.A., J.P. Morgan International Inc., Bank One International Holdings Corporation and J.P. Morgan Overseas Capital Corporation is deemed to be interested in 3,236,000 H Shares directly held by J.P. Morgan International Bank Limited.

(v)	By virtue of J.P. Morgan Chase & Co.’s 100% interest in J.P. Morgan Asset Management Holdings Inc., J.P. Morgan Asset Management Holdings Inc.’s 100% interest in J.P. Morgan Investment Management Inc., each of J.P. Morgan Chase & Co. and J.P. Morgan Asset Management Holdings Inc. is deemed to be interested in 4,382,702 H Shares directly held by J.P. Morgan Investment Management Inc.

(vi)	By virtue of J.P. Morgan Chase & Co.’s 100% interest in J.P. Morgan Asset Management Holdings Inc., J.P. Morgan Asset Management Holdings Inc.’s 100% interest in J.P. Morgan Asset Management (Asia) Inc., J.P. Morgan Asset Management (Asia) Inc.’s 100% interest in JF International Management Inc., each of J.P. Morgan Chase & Co., J.P. Morgan Asset Management Holdings Inc. and J.P. Morgan Asset Management (Asia) Inc. is deemed to be interested in 3,002,000 H Shares directly held by JF International Management Inc.

(vii)	By virtue of J.P. Morgan Chase & Co.’s 100% interest in J.P. Morgan Asset Management Holdings Inc., J.P. Morgan Asset Management Holdings Inc.’s 100% interest in J.P. Morgan Asset Management (Asia) Inc., J.P. Morgan Asset Management (Asia) Inc.’s 100% interest in JF Asset Management Limited, each of J.P. Morgan Chase & Co., J.P. Morgan Asset Management Holdings Inc. and J.P. Morgan Asset Management (Asia) Inc. is deemed to be interested in 198,550,000 H Shares directly held by JF Asset Management Limited.

(3)	The term “lending pool” is defined as (i) shares that the approved lending agent holds as agent for a third party which he is authorized to lend and other shares that can be lent according to the requirements of the Securities Borrowing and Lending Rules; and (ii) shares that have been lent by the approved lending agent, and only if the right of the approved lending agent to require the return of the shares has not yet been extinguished.

     Save as disclosed above, as at the Latest Practicable Date, no other person has an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO or who is directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group.

5.	EXPERTS’ QUALIFICATIONS AND CONSENTS

     The followings are the qualifications of the experts who have given opinions or advice which are contained in this circular:

Names	Qualifications
Citigroup Global Markets Asia Limited	a deemed licensed corporation under the SFO with licenses to carry out regulated activity types 1, 4, 6 and 7
ABN AMRO	a corporation licensed under the SFO to carry out regulated activity types 1 and 6
Gaffney, Cline & Associates	Professional technical consultants
DeGolyer and MacNaughton	Professional technical consultants
PricewaterhouseCoopers	Certified Public Accountants

APPENDIX IV	GENERAL INFORMATION

(a)	None of Citigroup Global Markets Asia Limited, ABN AMRO, Gaffney, Cline & Associates, DeGolyer and MacNaughton and PricewaterhouseCoopers is beneficially interested in the share capital of any member of the Enlarged Group and none of them has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Enlarged Group.

(b)	Citigroup Global Markets Asia Limited, ABN AMRO, Gaffney, Cline & Associates, DeGolyer and MacNaughton and PricewaterhouseCoopers have given and have not withdrawn their respective written consents to the issue of this circular with inclusion of their opinions and letters, as the case may be, and the reference to its name included herein in the form and context in which they respectively appear.

(c)	As at the Latest Practicable Date, none of the above experts had any interest in any assets which have been, since 31 December 2004 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

6.	MATERIAL ADVERSE CHANGE

     As at the Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2004, the date to which the latest published audited financial statements of the Company were made up.

7.	SERVICE CONTRACT

     As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

8.	GENERAL

     In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection during normal business hours at the offices of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Hong Kong from the date of this circular up to and including 14 July 2005 :

(a)	the Acquisition Agreement;

(b)	the Transfer Agreement;

(c)	the Supplemental Comprehensive Agreement;

(d)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 42 of this circular;

APPENDIX IV	GENERAL INFORMATION

(e)	the letter issued by ABN AMRO, the text of which is set out on pages 43 to 64 of this circular;

(f)	the Independent Technical Consultants Report prepared by Gaffney, Cline & Associates, of which a summary is set out in Appendix I;

(g)	the Independent Technical Consultants Report prepared by DeGolyer and MacNaughton, of which a summary is set out in Appendix II;

(h)	the letter prepared by PricewaterhouseCoopers on the unaudited pro-forma financial information of the Enlarged Group, the text of which is set out in Appendix III; and

(i)	the written consent of Citigroup Global Markets Asia Limited, ABN AMRO, Gaffney, Cline & Associates, DeGolyer and MacNaughton and PricewaterhouseCoopers referred to paragraph 5 of this Appendix.

NOTICE OF EXTRAORDINARY GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

     NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of PetroChina Company Limited (the “Company”) will be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China (Post Code 100016) on 16 August 2005 at 9 : 00 am for the purpose of considering and, if deemed appropriate, passing, with or without modification, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	“THAT the conditional capital contribution agreement dated 9 June 2005 entered into between [Chinese Character] (China National Oil and Gas Exploration and Development Corporation*) (“CNODC”), [Chinese Character] (Central Asia Petroleum Company Limited*) (“Central Asia”), [Chinese Character] (Zhong You Kan Tan Kai Fa Company Limited*) (the “Newco”) and the Company (“Acquisition Agreement”), a copy of which has been initialed by the chairman of this meeting (“Chairman”) and for the purpose of identification marked “A”, pursuant to which, inter alia, the Company has agreed to acquire an aggregate of 50% interest in the enlarged registered capital of Newco, by way of capital contribution to Newco in an aggregate amount of RMB20,741,250,000 and the performance by the Company thereof and the transactions contemplated thereby be and are hereby approved, confirmed and ratified and the chief financial officer of the Company be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement and the exercise or enforcement of any of the Company’s rights under the Acquisition Agreement including, inter alia, upon the Acquisition Agreement becoming unconditional, the authority to complete the transactions contemplated by the Acquisition Agreement and/or to procure completion of the same and to make and agree with such changes in the terms of the Acquisition Agreement as any such director(s) may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”

2.	“THAT the conditional sale and purchase agreement dated 9 June 2005 entered into between Newco and the Company (“Transfer Agreement”), a copy of which has been initialed by the Chairman and for the purpose of identification marked “B”, pursuant to which, inter alia, the Company has agreed to transfer and Newco has agreed to purchase the entire issued share capital of PetroChina International Ltd. for a cash consideration of RMB579,355,000 and the performance by the Company thereof and the transactions contemplated thereby be and are hereby approved, confirmed and ratified and the chief financial officer of the Company be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on

NOTICE OF EXTRAORDINARY GENERAL MEETING

behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Transfer Agreement and the exercise or enforcement of any of the Company’s rights under the Transfer Agreement including, inter alia, upon the Transfer Agreement becoming unconditional, the authority to complete the transactions contemplated by the Transfer Agreement and/or to procure completion of the same and to make and agree with such changes in the terms of the Transfer Agreement as any such director(s) may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”

3.	“THAT

(a)	the agreement dated 9 June 2005 entered into between the Company and CNPC in relation to the amendments of the comprehensive products and services agreement dated 10 March 2000 (“Supplemental Comprehensive Agreement”), a copy of which has been initialed by the Chairman and for the purpose of identification marked “C”, and the prospective continuing connected transactions contemplated under the Supplemental Comprehensive Agreement (“Prospective Continuing CT”) be and are hereby approved, ratified and confirmed; and

(b)	the proposed annual limit of each of the continuing connected transactions as set out in the circular of Company dated 30 June 2005 (“Proposed Caps”) be and are hereby approved, confirmed and ratified.”

4.	“THAT the chief financial officer of the Company be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps and to make and agree with such changes in the terms of the Supplemental Comprehensive Agreement as any such director(s) may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”

By Order of the Board
PetroChina Company Limited
Li Huaiqi
Secretary to the Board

Beijing, 30 June 2005

*	For identification purpose only.

Notes:

1.	Holders of H shares and holders of domestic shares whose names are registered in the register of members of the Company on Monday, 18 July 2005 are entitled to attend and vote at the Extraordinary General Meeting. Persons holding the Company’s H shares should note that the register of members of the Company’s H shares will be closed from Monday, 18 July 2005 to Tuesday, 16 August 2005, both days inclusive, during which period no transfer of shares will be effected.

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.	Shareholders who intend to attend the Extraordinary General Meeting are required to send the reply slip to the Secretariat of the Board of the Company by Thursday, 28 July 2005. Please refer to the form of reply slip for details.

3.	Any shareholder entitled to vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person’s authorised representative. If the form of proxy is signed by another person so authorised by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Secretariat of the Board of the Company not later than 24 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

4.	Each shareholder (or his/her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll.

Address of Secretariat of the Board of the Company:
Secretariat of Board of Directors of PetroChina Company Limited
World Tower, 16 Andelu, Dongcheng District
Beijing, 10011, P.R. China
Tel: 8610-8488 6270
Fax: 8610-8488 6260

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING

TO BE HELD ON TUESDAY, 16 AUGUST 2005

Number of shares to which this Proxy relates[1]______________________________
Type of shares (State-owned shares or H shares) to which this Proxy relates[1] _____

I/We2                                                                                                                                                                 of                                                                                                                                                                                       (address as shown in the register of members) being shareholder(s) of PetroChina Company Limited (the “Company”) hereby appoint the Chairman of the Meeting or3
of                                                                                                                                                                                      as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangrnaqiao Road, Chaoyang District, Beijing, the People’s Republic of China (Post Code 100016) on Tuesday, 16 August 2005 at 9 : 00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]
1.	“THAT the conditional capital contribution agreement dated 9 June 2005 entered into between [Chinese Character] (China National Oil and Gas Exploration and Development Corporation*) (“CNODC”), [Chinese Character] (Central Asia Petroleum Company Limited*) (“Central Asia”), [Chinese Character] (Zhong You Kan Tan Kai Fa Company Limited*) (the “Newco”) and the Company (“Acquisition Agreement”), a copy of which has been initialed by the chairman of this meeting (“Chairman”) and for the purpose of identification marked “A”, pursuant to which, inter alia, the Company has agreed to acquire an aggregate of 50% interest in the enlarged registered capital of Newco, by way of capital contribution to Newco in an aggregate amount of RMB20,741,250,000 and the performance by the Company thereof and the transactions contemplated thereby be and are hereby approved, confirmed and ratified and the chief financial officer of the Company be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Acquisition Agreement and the exercise or enforcement of any of the Company’s rights under the Acquisition Agreement including, inter alia, upon the Acquisition Agreement becoming unconditional, the authority to complete the transactions contemplated by the Acquisition Agreement and/or to procure completion of the same and to make and agree with such changes in the terms of the Acquisition Agreement as any such director(s) may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”

2.	“THAT the conditional sale and purchase agreement dated 9 June 2005 entered into between Newco and the Company (“Transfer Agreement”), a copy of which has been initialed by the Chairman and for the purpose of identification marked “B”, pursuant to which, inter alia, the Company has agreed to transfer and Newco has agreed to purchase the entire issued share capital of PetroChina International Ltd. for a cash consideration of RMB579,355,000 and the performance by the Company thereof and the transactions contemplated thereby be and are hereby approved, confirmed and ratified and the chief financial officer of the Company be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Transfer Agreement and the exercise or enforcement of any of the Company’s rights under the Transfer Agreement including, inter alia, upon the Transfer Agreement becoming unconditional, the authority to complete the transactions contemplated by the Transfer Agreement and/or to procure completion of the same and to make and agree with such changes in the terms of the Transfer Agreement as any such director(s) may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”

		ORDINARY RESOLUTIONS	FOR[4]	AGAINST[4]	ABSTAIN[4]
3.	“THAT
	(a)	the agreement dated 9 June 2005 entered into between the Company and CNPC in relation to the amendments of the comprehensive products and services agreement dated 10 March 2000 (“Supplemental Comprehensive Agreement”), a copy of which has been initialed by the Chairman and for the purpose of identification marked “C”, and the prospective continuing connected transactions contemplated under the Supplemental Comprehensive Agreement (“Prospective Continuing CT”) be and are hereby approved, ratified and confirmed; and

	(b)	the proposed annual limit of each of the continuing connected transactions as set out in the circular of Company dated 30 June 2005 (“Proposed Cap”) be and are hereby approved, confirmed and ratified.”

4.	“THAT the chief financial officer of the Company be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the Supplemental Comprehensive Agreement, the Prospective Continuing CT and the Proposed Caps and to make and agree with such changes in the terms of the Supplemental Comprehensive Agreement as any such director(s) may in his discretion consider necessary, desirable or expedient and in the interest of the Company.”

Dated 2005	Signature(s)[5]

Notes:

1.	Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). Please also insert the type of shares (State-owned shares or H shares) to which this form of proxy relates.

2.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

3.	If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Any alteration made to this form of proxy must be duly initialed by the person who signs it.

4.	Important: If you wish to vote for any resolution, please tick in the box marked “FOR”. If you wish to vote against any resolution, please tick in the box marked “AGAINST”. If you wish to abstain from voting on any resolution, tick in the box marked “ABSTAIN”. Any abstain vote or waiver to vote shall be disregarded as voting rights for the purpose of calculating the result of that resolution. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice convening the Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under seal or under the hand of a director or an attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarised.

6.	Where there are joint holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, then one of the said persons so present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

7.	To be valid, for holders of State-owned shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code 100011) not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen’s Road East, Hong Kong within the same period.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

REPLY SLIP

To: PetroChina Company Limited (the “Company”)

I/We 1                                                             (English name) :                                                                                 of                                                                                                                                                                  (address as shown in the register of members) (telephone numbers(s)2:        ) being the registered holder(s) of3                                          State-owned/H4 share(s) of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Extraordinary General Meeting of the Company to be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, People’s Republic of China (Post Code 100016) on Tuesday, 16 August 2005 at 9: 00 a.m.

Date:                                         2005

Signature(s):

Notes:

1.	Please insert full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.

2.	Please insert the telephone number(s) at which you can be contacted for confirmation purpose.

3.	Please insert the number of shares registered under your name(s).

4.	Please delete as appropriate.

5.	The completed and signed reply slip should be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, People’s Republic of China (Postal code 100011) on or before Thursday, 28 July 2005 personally, by mail or by fax (fax number: (8610) 8488 6260).